FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

October 12, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes        No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes       No   X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

1)	Consolidated Financial Statements for the Six-Month Periods Ended June 30, 2003 and 2004

2)	Management's Discussion and Analysis of the Consolidated Financial Statements as of June 30, 2004.

Item 1.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

for the six-month periods ended
June 30, 2004 and 2003
(CONSOLIDATED)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONTENTS

Independent Accountants' Review Report

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

ThCh$:	Thousands of Chilean pesos

UF :	The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month

ThUS$:	Thousands of US dollars

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2004 AND 2003
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30, 2004)

A S S E T S	Notes	2004	2003
		ThCh$	ThCh$
CURRENT ASSETS
Cash		14,842,724	10,440,390
Time deposits	(34)	55,901,258	269,644
Marketable securities, net	(4)	49,920,719	42,742,457
Accounts receivable, net	(5)	210,532,769	205,458,140
Notes receivable, net	(5)	8,148,694	5,220,182
Other receivables	(5)	11,067,541	12,302,660
Due from related companies	(6a)	18,513,300	20,242,149
Inventories, net		28,287,141	18,867,710
Recoverable taxes		8,086,475	21,493,889
Prepaid expenses		7,417,858	9,302,932
Deferred taxes	(7b)	18,560,583	28,767,374
Other current assets	(8)	78,759,036	33,422,202
TOTAL CURRENT ASSETS		510,038,098	408,529,729
PROPERTY, PLANT AND EQUIPMENT	(9)
Land		27,877,130	27,861,031
Buildings and improvements		187,377,097	187,562,539
Machinery and equipment		3,519,095,352	3,433,837,877
Other property, plant and equipment		337,133,731	381,969,479
Technical revaluation		9,297,385	9,295,493
Less: Accumulated depreciation		2,324,270,126	2,127,318,970
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,756,510,569	1,913,207,449
OTHER LONG-TERM ASSETS
Investment in related companies	(10)	7,736,017	41,717,314
Investment in other companies		3,885	3,885
Goodwill	(11)	153,667,705	175,061,408
Other receivables	(5)	35,261,201	40,961,407
Intangibles	(12)	42,776,178	34,693,696
Less: Accumulated amortization	(12)	5,842,624	3,554,407
Others	(13)	8,539,217	11,445,881
TOTAL OTHER LONG-TERM ASSETS		242,141,579	300,329,184
TOTAL ASSETS		2,508,690,246	2,622,066,362

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2004 AND 2003
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30, 2004)

L I A B I L I T I E S	Notes	2004	2003
		ThCh$	ThCh$
CURRENT LIABILITIES
Short-term debt with banks and financial institutions	(14)	19,188,243	9,364,256
Current maturities of long-term debt	(14)	88,452,923	68,120,363
Commercial paper	(16a)	34,271,450	19,922,031
Current maturities of bonds payable	(16)	116,451,506	19,265,496
Current maturities of other long-term obligations		451,300	473,851
Dividends payable		96,248	150,434
Trade accounts payable	(33)	125,971,902	128,964,045
Notes payable		136,526	153,874
Other payables		13,376,802	23,214,363
Notes and accounts payable to related companies	(6b)	24,503,140	22,388,168
Accruals	(17)	7,089,018	6,642,863
Taxes withheld		7,943,188	10,781,000
Unearned income		9,965,733	7,676,480
Other current liabilities		3,052,087	2,891,331
TOTAL CURRENT LIABILITIES		450,950,066	320,008,555
LONG-TERM LIABILITIES
Long-term debt with banks and financial institutions	(15)	321,842,299	397,487,784
Bonds payable	(16)	327,725,952	474,965,270
Notes and accounts payable to related companies	(6b)	22,181,473	24,038,068
Other accounts payable		3,408,791	12,075,174
Accruals	(17)	18,575,835	18,734,549
Deferred taxes	(7b)	50,912,310	50,805,912
Other liabilities		4,324,106	4,852,586
TOTAL LONG-TERM LIABILITIES		748,970,766	982,959,343
MINORITY INTEREST	(19)	1,253,942	1,176,940
SHAREHOLDERS' EQUITY	(20)
Paid-in capital		859,490,281	741,625,583
Reserve for monetary correction of equity		6,875,921	8,157,880
Other Paid in Capital		—	116,582,739
Other reserves		(584,245)	1,653,415
Retained earnings		441,733,515	449,901,907
Retained earnings		431,900,550	441,627,672
Net income for the period		9,832,965	8,274,235
TOTAL SHAREHOLDERS' EQUITY		1,307,515,472	1,317,921,524
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2,508,690,246	2,622,066,362

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30, 2004)

		2004	2003
		ThCh$	ThCh$
OPERATING RESULTS:
Operating revenues		404,936,950	401,283,198
Less: Operating costs		271,107,210	258,859,515
Gross profit		133,829,740	142,423,683
Less: Administrative and selling expenses		88,862,873	81,674,324
OPERATING RESULTS		44,966,867	60,749,359
NON-OPERATING RESULTS:
Interest income		3,602,716	4,619,231
Equity in earnings of equity-method investees	(10)	177,740	487,860
Other non-operating income	(21 a)	7,795,341	6,803,013
Equity in losses of equity-method investees	(10)	93,651	275,552
Less: Amortization of goodwill	(11)	5,726,496	7,590,345
Less: Interest expense and other		22,905,329	34,843,869
Less: Other non-operating expenses	(21 b)	5,727,019	4,527,790
Price-level restatement	(22)	702,772	(1,277,345)
Foreign exchange gain	(23)	2,131,583	959,173
NON-OPERATING LOSS, NET		(20,042,343)	(35,645,624)
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		24,924,524	25,103,735
Income taxes	(7 c)	(15,163,426)	(16,816,913)
INCOME BEFORE MINORITY INTEREST		9,761,098	8,286,822
Minority interest	(19)	71,867	(12,587)
NET INCOME FOR THE PERIOD		9,832,965	8,274,235

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30, 2004)

	2004	2003
	ThCh$	ThCh$
NET CASH FLOWS FROM OPERATING ACTIVITIES	84,109,068	157,699,318
Net income for the period	9,832,965	8,274,235
Sales of assets:	8,118	27,717
Loss on sales of property, plant and equipment	8,118	27,717
Debits (credits) to income that do not represent cash flows:	150,552,142	155,126,974
Depreciation for the period	132,319,041	133,270,126
Amortization of intangibles	1,247,273	873,837
Provisions and write offs	14,293,841	15,511,230
Net income from investments in related companies	(177,740)	(487,860)
Loss from investments in related companies	93,651	275,552
Amortization of goodwill	5,726,496	7,590,345
Price-level restatement	(702,772)	1,277,345
Foreign exchange gain	(2,131,583)	(959,173)
Other credits to income that do not represent cash flows	(592,339)	(4,128,316)
Other debits to income that do not represent cash flows	476,274	1,903,888
Changes in operating assets Increase (decrease)	(36,110,412)	4,336,966
Trade accounts receivable	(12,717,231)	(16,036,232)
Inventories	(14,411,579)	(6,443,781)
Other assets	(8,981,602)	26,816,979
Changes in operating liabilities (Increase) decrease	(40,101,878)	(10,079,161)
Accounts payable related to operating activities	(40,117,704)	(16,731,284)
Interest payable	2,659,686	1,499,559
Income taxes payable (net)	7,268,258	9,473,639
Other accounts payable related to non-operating activities	(8,873,036)	(7,745,532)
V.A.T. and other similar taxes payable	(1,039,082)	3,424,457
Minority interest	(71,867)	12,587

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30, 2004)

	2004	2003
	ThCh$	ThCh$
NET CASH USED IN FINANCING ACTIVITIES	23,702,084	(117,676,773)
Proceeds from issuance of commercial paper and bonds	34,292,228	19,914,500
Less: Loans repayments	(3,187,674)	(89,748,270)
Less: Repayments of commercial paper and bonds	(4,341,983)	(47,843,003)
Less: Dividends paid	(3,135,079)	–
Other sources of financing	74,592	–
NET CASH USED IN INVESTMENT ACTIVITIES	(48,388,884)	(39,785,324)
Proceeds from sale of property, plant and equipment	76,605	–
Proceeds from sale of permanent investments	9,130,225	–
Proceeds from sale of other investments	–	50,048,175
Other investment income	–	206
Less: Acquisition of property, plant, and equipment	(53,308,018)	(73,055,747)
Less: Investments in financial instruments	(3,082,801)	(15,006,535)
Less: Other investment activities	(1,204,895)	(1,771,423)
NET CASH FLOWS FOR THE PERIOD	59,422,268	237,221
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(640,197)	(535,244)
NET INCREASE OF CASH AND CASH EQUIVALENTS	58,782,071	(298,023)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	33,597,302	21,413,474
CASH AND CASH EQUIVALENTS AT END OF PERIOD	92,379,373	21,115,451

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(Translation of financial statements originally issued in Spanish)

1.	Composition of Consolidated Group and Registration with the Securities Registry:

a)	The company is an open stock corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance.

b)	Subsidiary companies registered with the Securities Registry:

As of June 30, 2004 the following subsidiaries of the Group are registered with the Securities Registry:

SUBSIDIARIES	TAXPAYER No.	Registration Number	Participation (direct & indirect) %
			2003%	2004%
Telefónica Mundo S.A.	96,551,670-0	456	99.16	99.16
Globus 120 S.A.	96,887,420-9	694	99.99	99.99
Telemergencia S.A.	96,971,150-8	In process	99.99	99.99	(1)

(1)	As of the date of presentation of these financial statements, the Company is in the process of registering this Company with the Securities Registry of the Superintendency of Securities and Insurance.

2.	Significant Accounting Principles:

(a)	Accounting period:

The interim consolidated financial statements cover the six-month periods ended June 30, 2004 and 2003.

(b)	Basis of preparations:

These interim consolidated financial statements (hereinafter the financial statements) have been prepared in accordance with Generally Accepted Accounting Principles in Chile and standards set forth by the Chilean Superintendency of Securities and Insurance.

In the event of discrepancies between Generally Accepted Accounting Principles in Chile issued by the Chilean Accountants Association and the standards set forth by the Chilean Superintendency of Securities and Insurance, the standards set forth by the Superintendency shall prevail for the Company.

The Company's financial statements as of and for the six-month periods ended June 30, and as of and for the year ended December 31, 2003, are prepared in order to be reviewed and audited respectively, in accordance with current legal regulations. In relation to the quarterly financial statements as of March and September, the Company voluntarily submits these to an interim financial information review performed in accordance with the regulations established for this type of review, described in generally accepted auditing standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

c)	Basis of presentation:

The interim consolidated financial statements as of and for the six-month period ended June 30, 2003 and their notes have been adjusted for comparison purposes by 0.7% in order to allow comparison with the interim consolidated financial statements as of and for the six-month period ended June 30, 2003. For comparison purposes, there have been certain non-significant reclassifications made to the 2003 financial statements.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

d)	Basis of consolidation:

These interim consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant inter company transactions have been eliminated and the participation of minority investors has been recognized under Minority Interest (See Note 19).

Companies included in consolidation:

As of June 30, 2004 the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

		Participation Percentage
TAXPAYER NO.	Company Name	2004			2003 Total
		Direct	Indirect	Total
79.727.230-2	CTC Isapre S.A. (1)	—	—	—	99.99
96.545.500-0	CTC Equipos y Servicios de Telecomunicaciones S.A.	99.99	—	99.99	99.99
96.551.670-0	Telefónica Mundo S.A.	99.16	—	99.16	99.16
96.961.230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.90	0.09	99.99	99.99
96.786.140-5	Telefónica Móvil S.A.	99.99	—	99.99	99.99
74.944.200-k	Fundación Telefónica Chile	50.00	—	50.00	50.00
96.887.420-9	Globus 120 S.A.	99.99	—	99.99	99.99
96.971.150-8	Telemergencia S.A.	99.67	0.32	99.99	99.99
90.430.000-4	Telefónica Empresas CTC Chile S.A.	99.99	—	99.99	99.99
90.184.000-8	Comunicaciones Mundiales S.A. (2)	—	—	—	99.66
96.834.320-3	Telefónica Internet Empresas S.A. (5)	—	99.99	99.99	99.99
96.811.570-7	Administradora de Telepeajes de Chile S.A. (4)	—	79.99	79.99	79.99
78.703.410-1	Tecnonáutica S.A.	—	99.99	99.99	99.99
96.934.950-7	Portal de Pagos e Información S.A. (3)	—	—	—	99.99
96.893.540-2	Infochile S.A. (4)	—	—	—	99.99

1)	On September 1, 2003, Telefónica CTC Chile S.A., sold 100% of its participation in this subsidiary for UF 9,175, this transaction resulted in Telefónica CTC Chile recognizing a loss on sale of subsidiary of ThCh$66,705.

2)	The Extraordinary Shareholders' Meeting of Telefónica Empresas CTC Chile, held on December 9, 2003, approved the absorption by incorporation of subsidiary Comunicaciones Mundiales S.A.

3)	By means of public deeds dated December 1, 2003 and December 31, 2003, the Boards of Portal de Pagos e Información S.A. and Infochile S.A. recorded the absorption of these companies by Tecnonáutica S.A.

4)	On December 1, 2003, the Board of Telefónica Empresas CTC Chile S.A. approved the sale of its shareholding in that company as of that date, to its subsidiary Telefónica Internet Empresas S.A.

5)	On June 19, 2003, Infoera S.A. changed its name to Telefónica Internet Empresas S.A.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

(e)	Price-level restatement:

The interim consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with generally accepted accounting principles in Chile, in order to reflect the changes in the purchasing power of the currency during the six-month periods ended June 30, 2004 and 2003. The accumulated variation in the CPI as of June 30, 2004 and 2003, for opening balances, is 0.8% and 1.1%, respectively.

(f)	Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, and UF (Unidad de Fomento) have been converted to pesos at the exchange rates as of:

YEAR	US$	EURO	UF
June 30, 2004	636.30	775.88	17,014.95
June 30, 2003	699.12	803.86	16,959.57

Foreign exchange gains/losses are credited or debited to income for the period.

(g)	Time deposits:

Time deposits are carried at cost, price-level restated (if necessary), plus accrued interest.

(h)	Marketable securities:

Fixed income securities are carried at price-level restated cost or market value, whichever is less.

Investments in mutual funds are carried at market value at each period end. Investments in shares are shown at their price-level restated cost or market.

(i)	Inventories:

Equipment, is carried at price-level restated cost or at market value, whichever is less.

Inventories with an estimated turnover period of less than twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

(j)	Subsidies on sale of cellular telephones:

This amount represents the difference between the cost at which the cellular equipment of Telefónica Móvil de Chile S.A. is purchased from suppliers and the price at which it is sold to customer.

The amount of subsidy both for prepayment customers as well as for customers with contracts, with the exception of accommodation contracts, is charged to income when the equipment is sold.

The amount of commission on the sale of equipment under the prepayment, contract and accommodation contract arrangements is fully charged to income at the time of the sale or signing of the accommodation contract.

(k)	Accommodation Contracts:

The cost of this equipment made available under accommodation contracts is capitalized as property, plant and equipment and depreciated over 24 months from the date the contract is signed. The initial depreciation charge is recorded during the month the contract is signed.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

Effective June 1, 2002, a revised policy of customer loyalty was implemented, consisting of changing equipment out under accommodation contracts after only 18 months. Therefore, as of this date, depreciation on any phones made available under this policy has been charged to income over 18 months and any additionally required depreciation for early cancellation of contracts has been provided.

Effective September 2003, the Company changed the manner of marketing equipment under accommodation contracts for that of equipment rental, by means of which the equipment is provided for use during an agreed upon period of time, while the Company maintains ownership of the equipment.

As of June 30, 2004 and 2003, the capitalized cost of this equipment is ThCh$ 23,538,197 and ThCh$18,547,234, while accumulated depreciation is ThCh$ 16,467,224 and ThCh$ 13,604,553, respectively.

(l)	Allowance for doubtful accounts:

Varying percentages are applied to the different aging brackets when calculating the allowance for doubtful accounts, taking into consideration the age of the receivable and projected collection success, with up to 100% of debts older than 120 days (180 days in the case of major customers (corporations)) being provisioned.

(m)	Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition and/or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at its appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and that acquired subsequently is carried at its acquisition value, except for those assets which are carried at the appraisal value recorded as of June 30, 1986, as authorized in Circular No. 550 issued by the Chilean Superintendency of Securities and Insurance . All these values have been price-level restated.

Until December 31, 2002, work in progress included capitalized interest.

(n)	Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.45%.

(ñ)	Leased assets:

Leased assets with a purchase option.

Leased assets with a purchase option which are under, contracts which meet the characteristics of a financial lease, are recorded as "Other Assets". These assets are not legally owned by the Company, therefore until it exercises the purchase option they cannot be freely disposed of.

(o)	Intangibles

i)	Rights to underwater cable:

Corresponds to the rights acquired by the Company, for of use underwater cable to transmit voice and data. This right is amortized over the term of the respective contracts, with a maximum of 25 years.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

ii)	Licenses (software):

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

iii)	License for the use of radio-electric space:

Corresponds to the cost incurred in obtaining licenses for the use of broad-band width. They are shown at price-level restated value and are amortized over the concession term (30 years from the date of publication in the Official Gazette of the decrees that formalize the granting of the respective licenses).

(p)	Investments in related companies:

These investments are accounted for under the equity method which recognizes the investee's share of income on an accrual basis. For investments abroad the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the operations of the Parent Company.

(q)	Goodwill:

Corresponds to the excess of the purchase price of an investment over the fair value of the assets acquired and liabilities assumed. Fair value of the assets acquired and liabilities assumed in excess of the purchase price is recorded as negative goodwill. Goodwill and negative goodwill amortization periods have been determined considering factors such as the nature and characteristics of the business and the estimated period of return of the investment. Goodwill arising on the acquisition of investments abroad are controlled in United States dollars (same currency in which the investment is controlled) as per Technical Bulletin No. 64 of the Chilean Accountants Association. (See Note 11).

Goodwill impairment has been assessed as required in Circular No. 151, of the Superintendency of Securities and Insurance and Technical Bulletin No. 72, of the Chilean Association of Accountants.

(r)	Transactions with resale agreements:

Purchases of securities under agreement to resell are recorded as fixed rate securities and are classified under Other Current Assets.

(s)	Bond payable:

•	Bonds payable: are presented in liabilities at the par value of the issued bonds (see note 16a). The difference between the par and placement value, determined on the basis of the designated interest rate for the transaction, is deferred and amortized straight-line over the term of the respective bond (see notes 8 and 13).

•	Commercial paper is presented in liabilities at its placement value, plus accrued interest (see note 16b).

Costs directly related to the placement of these obligations are capitalized and amortized using the straight-line method over the term of the respective liability.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

(t)	Income tax and deferred income tax:

Income tax is recorded on the basis of taxable net income. Recognition of deferred taxes on all temporary differences, utilizable tax loss carry forwards, and other events that create differences between the tax and accounting base, is recorded following Technical Bulletins No. 60, 68, 69 and 73 issued by the Chilean Accountants Association and as established by the Chilean Superintendency of Securities and Insurance in Circular No. 1,466 dated January 27, 2000.

On September 28, 2001 Law No. 19,753 was published, increasing the income tax rate to 16% in 2002, 16.5% in 2003 and 17% in 2004 and thereon. As of June 30 of each period presented, deferred tax assets and liabilities reflect the increase in tax rate, if applicable, associated with the estimated period of reversal. Recognition for the effect on deferred taxes from an increase in income tax rates follows Technical Bulletin No. 71 issued by of the Chilean Accountants Association. (See Note 7).

(u)	Staff severance indemnities:

The obligation of the Company for staff severance indemnities is provided for at the present value of the obligation, using an annual discount rate of 7%, considering the projected service period of the employee. (See Note 18).

Actuarial gains and losses are deferred and amortized over average periods of employee service.

(v)	Operating revenues:

The Company's revenues are recognized on an accrual basis in accordance with generally accepted accounting principles in Chile. Since billing is performed on cycle rather than month-end dates, revenue has been accrued for services that have not been invoiced, determined on the basis of the contracts in force. These amounts are recorded under Trade Accounts Receivable.

(w)	Foreign currency future contracts:

The Company has entered into future foreign currency contracts, which represent a hedge against the variation in the exchange rate of its obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Accountants Association.

The rights and obligations acquired are detailed in Note 24, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Creditors, as applicable. (The exchange cover insurance premium implicit in the contract is deferred and amortized using the straight-line method over the term of the same.

(x)	Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into, are recorded recognizing the effect of those contracts on the interest rate established in such loans and the rights and obligations acquired there under are shown under Other Creditors or under Other Current Assets, as applicable (See Note 26).

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

(y)	Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years.

(z)	Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in recent years.

(aa)	Accumulated adjustment for conversion differences:

The Company recognizes in this equity reserve account the difference from exchange rate fluctuations and the Consumer Price Index (C.P.I.) from restating its investments abroad. These investments are controlled in United States dollars; this account also includes differences arising from subsidiaries and related companies investments abroad. The balance of this account is credited (charged) to income in the same period in which the gain or loss over any total or partial disposition of these investments occurs for such amounts.

(ab)	Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Accountants Association and Circular No. 1,312 of the Chilean Superintendency of Securities and Insurance, the Company considers mutual funds, securities under agreements to resell and time deposits maturing in less than 90 days as cash equivalents.

Cash flows related to the Company's line of business and all those not defined as from investment or financing activities are included under "Cash Flows from Operating Activities".

(ac)	Correspondents:

The Company has current agreements with foreign correspondents, which set the conditions that regulate international traffic, charging or paying the same according to net traffic receivable/payable and the rates set in each agreement.

This receivable/payable is recorded on an accrual basis, recognizing the costs and income for the period in which these, are incurred, recording the net balances receivable and payable of each correspondent under "Trade Accounts Receivable" or "Accounts Payable" as applicable.

3.	Accounting Changes:

Accounting principles have been consistently applied during the periods covered by these financial statements.

i)	Change of reporting entity:

On September 2, 2003, the sale of the subsidiary Compañía de Teléfonos Isapre S.A. was completed and its net effect resulted in a ThCh$66,705 (historic) loss on the sale of that investment.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

4.	Marketable Securities:

The balance of marketable securities is as follows:

	2004 ThCh$	2003 ThCh$
Shares (a)	686,627	13,201,961
Commercial paper	48,801,925	29,402,319
Mutual fund units	432,167	130,993
Others	—	7,184
Total Marketable Securities	49,920,719	42,742,457

Shares

Taxpayer No.	Company Name	Number of Shares	Interest %	Market Quote per share ThCh$	Market Value ThCh$	Restated Cost ThCh$
Foreign	New Skies Satellites	57,760	0.057%	4,931	284,833	254,372
Foreign	Intelsat	96,022	0.057%	—	—	432,255
Value of investment portfolio at market and price-level					284,833	686,627
Restated cost					—	—
Book value of investment portfolio					—	686,627

a)	The Board meeting held on July 10, 2003, approved the sale of the 2,984,986 shares the Company had in Terra Networks S.A., through the public offering launched by Telefónica S.A. The price of the public offering was 5.25 Euros per share which at the exchange rate on the date that the sale was completed, resulted in a total sale price of ThCh$12,744,558.

Investment in debt securities (Fixed Income)

Instrument	Date		Par Value ThCh$	Book Value		Market Value ThCh$	Provision ThCh$
	Purchase	Maturity		Amount ThCh$	Rate
Zero-040701	Dec-2002	Jul-2004	5,701,248	6,600,019	5.40	6,600,019	—
Zero-051201	Dec-2002	Oct-2005	3,395,205	3,915,068	5.07	3,975,063	—
Zero-051101	Dec-2002	Nov-2005	1,619,895	1,902,808	5.85	1,932,095	—
Zero-051001	Dec-2002	Dec-2005	12,724,352	14,957,567	5.85	15,213,284	—
Sub-Total			23,440,700	27,375,462	—	27,720,461	—
PRD-03C0701	Mar-2004	Jul-2004	6,935,670	7,143,103	6.00	7,143,103	—
BCD-0500904	Sep-2003	Sep-2004	13,998,600	14,283,360	5.00	14,305,614	—
Total			44,374,970	48,801,925	—	49,169,178	—

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

5)	Current and long-term receivables:

The detail of current and long-term receivables is as follows:

Description	Current									Long-term
	Up to 90 days		Over 90 up to 1 year		Subtotal 2004 ThCh$	Total Current (net)
	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$		2004		2003		2004 ThCh$	2003 ThCh$
						ThCh$	%	ThCh$	%
Trade accounts receivables	299,119,138	292,307,878	7,866,380	9,311,273	306,985,518	210,532,769	100.0	205,458,140	100.0	3,180,684	4,082,959
Standard telephony service	175,849,945	177,125,130	5,822,637	8,656,879	181,672,582	107,763,820	51.19	112,757,419	53.14	3,180,684	4,082,959
Long distance	45,472,885	43,963,882	—	—	45,472,885	40,933,607	19.44	40,487,287	21.87	—	—
Mobile	52,387,426	43,786,202	—	—	52,387,426	39,013,314	18.53	28,028,974	13.44	—	—
Communications companies	20,981,819	23,494,372	2,038,513	654,394	23,020,332	18,494,887	8.78	20,395,856	10.03	—	—
Others	4,427,063	3,938,292	5,230	—	4,432,293	4,327,141	2.06	3,788,604	1.51	—	—
Allowance for doubtful trade receivables	(93,541,430)	(91,832,571)	(2,911,319)	(4,328,440)	(96,452,749)	—		—		—	—
Notes receivable	16,132,007	12,902,401	834,486	369,751	16,966,493	8,148,694		5,220,182		—	—
Allowance for doubtful notes	(8,817,799)	(8,051,970)	—	—	(8,817,799)	—		—		—	—
Miscellaneous accounts receivable	6,891,048	8,237,885	4,176,493	4,064,775	11,067,541	11,067,541		12,302,660		32,080,517	36,878,448
Allowance for doubtful accounts	—	—	—	—	—	—		—		—	—
						Total long-term receivables				35,261,201	40,961,407

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

6.    Balances and transactions with related entities:

a)    Notes and accounts receivable:

Taxpayer No.	Company	Short-term		Long-term
		2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$
96.942.730-3	Telefónica Mobile Solutions Chile S.A.	58,630	8,793	—	—
Foreign	Telefónica España	104,802	1,013,185	—	—
Foreign	Telefónica Internacional de España	—	6,695	—	—
93.541.000-2	Impresora Comercial y Publiguías	3,583,341	2,165,729	—	—
Foreign	Telefónica Sao Paulo	70,922	215,826	—	—
Foreign	Emergia U.S.A.	44,003	—	—	—
96.834.230-4	Terra Networks Chile S.A.	1,358,255	1,055,159	—	—
96.895.220-k	Atento Chile S.A.	291,417	575,142	—	—
96.545.480-2	CTC Marketing e Inform S.A. (Nexcom S.A.)	265,125	—	—	—
96.910.730-9	Emergia Chile S.A.	91,614	35,611	—	—
Foreign	Telefónica LD Puerto Rico	2,933	—	—	—
Foreign	Telefónica Data EEUU	621,881	—	—	—
Foreign	Telefónica Data España	477,933	193,271	—	—
Foreign	Telefónica Argentina	873,484	1,244,312	—	—
Foreign	Telefónica Procesos Tec. de Información	10,430,187	11,540,182	—	—
59.083.900-0	Telefónica Ingeniería de Seguridad S.A.	7,350	3,628	—	—
Foreign	Telefónica Whole Sale International Services	231,423	180,318	—	—
83.628.100-4	Sonda S.A.	—	2,004,298	—	—
	Total	18,513,300	20,242,149	—	—

There have been charges and credits recorded in current accounts with these companies for invoicing of sale of materials, equipment and services.

b)    Notes and accounts payable:

Taxpayer No.	Company	Short-term		Long-term
		2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$
96.942.730-3	Telefónica Mobile Solutions Chile S.A.	1,293,314	1,492,217	—	—
Foreign	Telefónica España	199,175	147,802	—	—
96.527.390-5	Telefónica Internacional Chile S.A.	265,433	266,424	22,181,473	24,038,068
93.541.000-2	Impresora Comercial y Publiguías S.A.	3,153,783	3,399,634	—	—
Foreign	Telefónica Perú	43,800	94,006	—	—
96.834.230-4	Terra Networks Chile S.A.	4,285,098	2,657,100	—	—
96.895.220-k	Atento Chile S.A.	3,489,905	5,102,098	—	—
96.910.730-9	Emergia Chile S.A.	82,682	25,578	—	—
Foreign	Emergia Uruguay	3,390,759	—	—	—
Foreign	Telefónica Guatemala	2,301	—	—	—
Foreign	Telefónica El Salvador	164,536	9,538	—	—
Foreign	Telefónica Argentina	655,480	—
Foreign	Telefónica Procesos Tec. de Información	7,076,254	7,125,809	—	—
59.083.900-0	Telefónica Ingeniería de Seguridad S.A.	—	6,601	—	—
Foreign	Telefónica Whole Sale International Services	332,595	916,323	—	—
Foreign	Telefónica LD Puerto	—	1,445	—	—
78.868.200-k	Atento Recursos Ltda.	49,361	39,892	—	—
82.049.000-2	Coasin Chile S.A.	7,881	—	—	—
Foreign	Telefónica Sao Paulo	10,783	—
83.628.100-4	Sonda S.A.	—	1,103,701	—	—
	Total	24,503,140	22,388,168	22,181,473	24,038,068

As per Article No. 89 of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market.

The balance of long-term accounts with related companies, corresponds to the mercantile current account that Telefónica CTC Chile has signed with Telefónica Internacional Chile S.A.

This mercantile current account is in a contract denominated in dollars with undefined maturity, which accrue interest at a fixed annual rate of 2.07%.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

6.    Balances and transactions with related entities, continued:

    c)    Transactions:

Company	Tax No.	Nature of Relationship	Description of transaction	2004 ThCh$		2003 ThCh$
				Amount	Effect on income	Amount	Effect on income
Telefónica España	Foreign	Parent Co.	Sales	233,475	233,475	—	—
			Purchases	(149,529)	(149,529)	—	—
Telefónica Internacional Chile S.A.	96.527.390-5	Parent Co.	Purchases	(266,323)	(266,323)	(267,722)	(267,722)
			Financial Expenses	(248,948)	(248,948)	(322,177)	(322,177)
Impresora y Comercial Publiguías S.A.	93.541.000-2	Associate	Sales	7,908,580	7,908,580	1,331,260	1,331,260
			Purchases	(4,543,559)	(4,543,559)	(2,553,717)	(2,553,717)
			Financial Income	—		346,376	346,376
			Other Non-operating Income	—		1,581,689	1,581,689
Terra Networks Chile S.A.	96.834.230-4	Associate	Sales	2,620,586	2,620,586	2,221,940	2,221,940
			Purchases	(987,758)	(987,758)	(311,688)	(311,688)
Atento Chile S.A	96.895.220-k	Associate	Sales	600,419	600,419	415,892	415,892
			Purchases	(6,972,338)	(6,972,338)	(6,148,971)	(6,148,971)
			Financial Expenses	(9)	(9)	—	—
			Other Non-operating Expenses	(30,781)	(30,781)	—	—
			Other Non-operating Income	—	—	9,851	9,851
Emergia Chile S.A.	96.910.730-9	Associate	Sales	544,321	544,321	583,963	583,963
			Purchases	(32,075)	(32,075)	(12,109)	(12,109)
Telefónica Argentina	Foreign	Associate	Sales	647,021	647,021	—	—
			Purchases	(432,640)	(432,640)	—	—
Telefónica Mobile Solutions Chile S.A.	59.083.900-0	Associate	Sales	5,864	5,864	508	508
Telefónica Whole Sale International Services	Foreign	Associate	Sales	105,086	105,086	—	—
			Purchases	(730,388)	(730,388)	—	—
Telefónica Sao Paulo	Foreign	Associate	Sales	96,417	96,417	—	—
			Purchases	(101,710)	(101,710)	—	—
Telefónica Guatemala	Foreign	Associate	Sales	3,847	3,847	—	—
			Purchases	(6,071)	(6,071)	—	—
Telefónica Perú	Foreign	Associate	Sales	246,572	246,572	—	—
			Purchases	(342,087)	(342,087)	—	—
Telefónica LD Puerto Rico	Foreign	Associate	Sales	7,484	7,484	—	—
			Purchases	(7,117)	(7,117)	—	—
Telefónica El Salvador	Foreign	Associate	Sales	2,265	2,265	—	—
			Purchases	(27,171)	(27,171)	—	—
Telefónica Data España	Foreign	Associate	Sales	—	—	152,303	152,303
			Purchases	—	—	(744,627)	(744,627)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

6.    Balances and transactions with related entities, continued:

    c)    Transactions, continued:

The conditions of the agreement related to intercompany transactions between the Company and its equity-method investees and its mercantile current account are short and long-term, respectively, in the case of Telefónica Internacional Chile S.A.. It is denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread)

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity conditions for each case vary based on the transaction that produces them.

7.    Income tax and deferred taxes:

a)    General information:

For the six-month period ended June 30, 2004 the Parent Company has provided first category income tax of ThCh$ 57,023,474, for the six-month period ended June 30, 2003 no such provision was recorded, due to accumulated tax losses of ThCh$ 28,000,000 approximately.

In addition to the Parent Company, for the six-month period ended June 30, 2004 and 2003 a first category income tax provision was recorded for this tax at the subsidiary level for taxable income, amounting to ThCh$ 29,014,955 and ThCh$ 26,287,388, respectively.

As of June 30, 2004 and 2003, the Company had accumulated tax loss carry forwards of ThCh$ 119,000,000 and ThCh$ 161,000,000 respectively, mainly carried on the books of Telefónica Móvil de Chile S.A.

As of June 30, 2004 the subsidiaries which had positive taxed retained earnings and their associated tax credits, are detailed in the following table:

Subsidiaries	Taxed Retained Earnings w/15% credit ThCh$	Taxed Retained Earnings w/16% credit ThCh$	Taxed Retained Earnings w/16.5% credit ThCh$	Taxed Retained Earnings w/17% credit ThCh$	Taxed Retained Earnings w/o credit ThCh$	Amount of credit ThCh$
CTC Equipos y Servicios de Telecomunicaciones S.A.	3	536,854	2,445,654	1,328,454	1,338,596	4,310,965
Telefónica Mundo S.A.	—	2,947,785	947,433	2,207,671	2,241,557	6,102,889
Globus 120 S.A.	368,315	152,237	110,868	27,429	655,914	658,850
Telefónica Empresas CTC Chile S.A.	159,708	1,370,658	949,246	1,262,484	1,354,390	3,742,096

Total	528,026	5,007,534	4,453,201	4,826,038	5,590,457	14,814,800

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

7.    Income tax and deferred taxes, continued:

b)    Deferred taxes:

As of June 30, 2004 and 2003, deferred tax (liabilities) assets amounted to ThCh$ 32,351,727 and ThCh$ 22,038,538, respectively and the detail is as follows:

Description	2004				2003
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Temporary differences
Allowance for doubtful accounts	16,306,563	—	—	—	18,717,471	—	—	—
Vacation provision	522,568	—	—	—	541,905	—	—	—
Tax loss carry forwards	—	20,226,747	—	—	4,943,369	21,674,184	—	—
Staff severance indemnities	—	—	—	6,212,812	—	977,606	—	6,503,949
Leased assets and liabilities	72,313	578,429	—	93,625	—	74,102	—	129,330
Property, plant and equipment	—	5,264,455	—	191,494,370	55,664	4,067,959	—	203,335,084
Difference in amount of capitalized staff severance	—	802,051	—	—	—	—	—	—
Software	—	—	—	4,453,232	—	—	—	5,063,553
Deferred charge on sale of assets	—	—	—	1,205,053	—	—	—	3,291,798
Investment in Terra Networks S.A.	—	—	—	—	2,622,524	—	—	—
Collective negotiation bonus (union contract bonus)	13,035	—	—	759,445	—	—	—	—
Other	1,648,890	91,132	2,786	946,974	1,943,368	1,216,273	14,709	2,123,406
Sub-Total	18,563,369	26,962,814	2,786	205,165,511	28,824,301	28,010,124	14,709	220,447,120
Complementary accounts net of accumulated amortization	—	(9,713,223)	—	(137,003,610)	(42,217)	(11,699,688)	—	(153,330,772)
Sub-Total	18,563,369	17,249,591	2,786	68,161,901	28,782,084	16,310,436	14,709	67,116,348
Tax reclassification	(2,786)	(17,249,591)	(2,786)	(17,249,591)	(14,710)	(16,310,436)	(14,709)	(16,310,436)
Total	18,560,583	—	—	50,912,310	28,767,374	—	—	50,805,912

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

7.    Income tax and deferred taxes, continued:

c)    Income tax breakdown:

The current tax expense shown in the following table consists of the following, net of credits for donations, training expenses and other credits.

Description	2004 ThCh$	2003 ThCh$
Tax expense before tax benefits (income tax)	(15,521,074)	(4,337,419)
Common tax expense (article 21 single tax at 35%)	(16,231)	(50,897)
Common tax expense (first category tax in the nature of a single income tax)	(1,525,011)	—
Tax expense adjustment (previous year)	4,966,138	331,320
Income tax subtotal	(12,096,178)	(4,056,996)
— Current year's deferred taxes	4,140,828	(7,364,658)
— Tax benefits from tax loss carry forwards	894,541	—
— Effect of amortization of deferred assets and liabilities complementary accounts	(8,102,617)	(5,395,259)
Deferred tax subtotal	(3,067,248)	(12,759,917)

Total income tax expense	(15,163,426)	(16,816,913)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

8.    Other Current Assets:

The detail of other current assets is as follows:

	2004 ThCh$	2003 ThCh$
Securities under agreement to resell	21,203,224	10,274,424
Deferred union contract bonus(a)	2,806,455	1,189,274
Adjustment to market value of mobile equipment(c)	9,526,949	3,216,552
Deferred forward contracts	692,480	1,417,228
Telephone directories in circulation	21,990	7,813,594
Discount on bonds (note 24)	560,937	544,086
Debt issuance costs (note 24)	1,075,650	1,700,858
Commercial paper issuance costs (note 24)	416,727	106,601
Deferred financing costs for debt incurred abroad(b)	1,600,708	620,624
Exchange forward contracts (net of partial liquidations)	39,794,925	5,207,793
Deferred actuarial loss on severance indemnity plans (net)	—	255,147
Others	1,058,991	1,076,021
Total	78,759,036	33,422,202

(a)    During June 2002, the Company signed a 2-year collective agreement with certain employees (3 years for employees of Telefónica Móvil) granting them among other benefits, a special signing bonus. That bonus was paid between June and July 2002 (for employees of Telefónica Móvil a second installment was be paid in May 2004 in the amount of ThCh$440,000 (historical)). The total benefit amounts to ThCh$2,494,544 (historical), and is being deferred using the straight-line method over the term of the respective union contracts.

Between November and December 2003, the Company negotiated a 32-month and 36-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid in November and December 2003. The total benefit of ThCh$3,425,245 (historical), was deferred using the straight-line method over the term of the union agreement.

The long-term portion is shown under "Other Long-term" (Note 13).

(b)    This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

(c)    Corresponds to the adjustment to market value of cellular/mobile equipment in stock at period end, and which is charged to results based client plan (contract or prepaid )of said equipment, with the exception of accommodation and rented equipment.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

9.    Property, plant and equipment:

The detail of property, plant and equipment is as follows:

Description	2004		2003
	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$
Land	—	27,877,130	—	27,861,031
Building and improvements	76,196,762	187,377,097	72,899,517	187,562,539
Machinery and equipment	2,078,735,051	3,519,095,352	1,862,542,371	3,433,837,877
Central office telephone equipment	1,081,522,242	1,645,099,239	948,338,425	1,613,742,077
External plant	690,879,285	1,409,021,305	635,712,552	1,394,019,074
Subscribers' equipment	272,677,039	429,266,887	245,397,360	389,496,062
General equipment	33,656,485	35,707,921	33,094,034	36,580,664
Other Property, Plant and Equipment	158,866,684	337,133,731	181,378,495	381,969,479
Office furniture and equipment	82,186,668	118,354,695	86,316,057	132,315,958
Projects, work in progress and their materials	—	93,067,543	—	115,146,825
Leased assets(1)	4,530,386	10,784,659	4,644,857	11,456,400
Property, plant and equipment temporarily out of service	10,609,376	18,555,356	5,937,005	9,634,963
Software	52,200,603	81,692,959	76,904,847	99,332,356
Others	9,339,651	14,678,519	7,575,729	14,082,977
Technical revaluation—Circular 550	10,471,629	9,297,385	10,498,587	9,295,493
Total	2,324,270,126	4,080,780,695	2,127,318,970	4,040,526,419

(1)	As of June 2004 this account is mainly composed of: ThCh$5,550,392 gross value for acquisition of administrative offices with accumulated depreciation of ThCh$694,318 under a 15-year contract signed in 1996; ThCh$3,264,813 gross value of electronic and computer equipment with accumulated depreciation of ThCh$3,208,079 under a 12-year contract signed in 1994, in addition to ThCh$990,191 gross value of long-distance transmission equipment with accumulated depreciation of ThCh$235,170 under an 18-year contract signed in 1996.

The balance of gross property, plant and equipment includes capitalized interest until December 2002 and amounts to ThCh$ 212,740,891. Accumulated depreciation of this interest amounts to ThCh$112,286,106 and ThCh$92,804,273 in 2004 and 2003, respectively.

Operating costs includes a depreciation charge for the six-month period ended June 30 of ThCh$ 127,974,841 and ThCh$ 129,982,658 for 2004 and 2003, respectively, and administration and selling costs includes a depreciation charge of ThCh$ 2,473,094 for the six-month period ended June 30, 2004 and ThCh$ 1,809,416 for the six-month period ended June 30 2003. Property, plant and equipment temporarily out of service, is made up mainly of telephone equipment being repaired and depreciation amounting to ThCh $ 1,871,106 and ThCh$1,478,052 for the six-month period ended June 30 2004 and 2003 respectively, which are classified under Other Non-operating Expenses.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

9.    Property, plant and equipment, continued:

The detail by caption of the technical revaluation is as follows:

	Net Balance	Accumulated Depreciation	Gross property, plant and equipment	Gross property, plant and equipment
Description			2004	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Land	(481,187)	—	(481,187)	(457,891)
Building and improvements	(944,748)	(3,668,981)	(4,613,729)	(4,579,821)
Machinery and equipment	251,693	14,140,610	14,392,301	14,333,205
Total	(1,174,242)	10,471,629	9,297,385	9,295,493

Depreciation of the technical reappraisal surplus for the period amounts to ThCh$(25,955) for the six-month period ended June 30, 2004 and ThCh$(27,014) for the six-month period ended June 30, 2003.

Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$842,938,096 as of June 30, 2004 and ThCh$613,836,429 as of June 30, 2003, which include ThCh$12,016,293 and ThCh$12,086,474, respectively, from the reappraisals mentioned in Circular No. 550.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

10.    Investments in Related Companies:

The detail of investments in related companies is as follows:

Taxp. No.	Company	Country of origin	Currency controlling the investment	Number of shares	Percentage of participation		Equity of the companies		Net income (loss) of the companies		Net income (loss) of the investment		Investment value		Unearned Income		Investment book value
					2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	TBS Celular participación S.A.(3)	Brasil	Dollar	48,950,000	2.61	2.61	174,928,657	193,997,793	(114,899)	1,974,368	(2,999)	51,532	4,565,638	5,063,343	—	—	4,565,638	5,063,343
96.895.220—K	Atento Chile S.A.	Chile	Pesos	3,049,998	28.84	28.84	10,738,993	9,430,108	616,297	163,220	177,740	47,073	3,097,125	2,719,642	—	—	3,097,125	2,719,642
93.541.000—2	Impresora y Comercial Publiguías S.A.(2)	Chile	Pesos	45,648	—	9.00	—	18,963,219	—	(2,961,803)	(77,533)	(266,562)	—	1,706,690	—	—	—	1,706,690
96.922.950—1	Empresa de Tarjetas Inteligentes S.A.	Chile	Pesos	271,615	20.00	20.00	366,270	547,880	(65,594)	(44,942)	(13,119)	(8,990)	73,254	109,576	—	—	73,254	109,576
96.725.400—2	Sonda S.A. (1)	Chile	Pesos	52,282	—	35.00	—	—	—	1,112,157	—	389,255	—	32,118,063	—	—	—	32,118,063
	Total												7,736,017	41,717,314			7,736,017	41,717,314

(1)    During September 2002, Telefónica Empresas sold and transferred 25% ownership in Sonda S.A.. This operation meant disbursements on the part of the purchasing companies, implying for Telefónica Empresas a net effect on income (loss), amounting to ThCh$ 1,889,316, product of proportional extraordinary amortization of goodwill in relation to the percentage sold and to the difference between the book value of the investment and the amount received. Once this transaction was carried out, Telefónica Empresas had a 35% holding in that company.

Additionally, on September 26, Telefónica Empresas signed an agreement with Inversiones Santa Isabel Limitada, which granted it an option to sell 35% of Sonda, which it could exercise between July 16 and 25, 2005, at the book value of the investment as of June 30, 2005, plus a bonus of UF 142,021, with a minimum value of UF 2,048,885. In case Telefónica Empresas does not exercise such option to sell, between July 26 and August 5, 2005, Inversiones Santa Isabel Limitada has an option to purchase the same 35% of Sonda, under the same conditions as above.

Likewise, Inversiones Santa Isabel Limitada can exercise the option to purchase in advance between July 26 and 31, 2003, at the book value on June 30, 2003, plus a bonus of UF 96,000, with a minimum price of UF 1,983,185, or between July 26 and 31, 2004, at the book value of June 30, 2004, plus a bonus of UF 119,000 with a minimum price of UF 2,003,260.

On July 29, 2003, Telefónica Empresas became aware of the decision of Inversiones Santa Isabel Limitada, to anticipate and exercise the purchase option for the remaining 35% of Sonda S.A. This transaction meant a disbursement on the part of the purchasing company of ThCh$ 33,388,363 (historical), implying an effect on income, before taxes amounting to ThCh$ 6,999,276, historical (ThCh$ 5,683,065 net of tax effect).

(2)    On April 26, 2004, Compañía de Telecomuniciones de Chile S.A., sold to Telefónica Publicidad e Información S.A. all its participation in Impresora y Comercial Publiguías S.A., amounting to 9% of capital stock. The price of the transaction was US$ 14,760,000, equivalent to Ch$ 9,013 million, with positive income after taxes of Ch$ 4,940 million. (see note 21a)

(3)    The Company records its investment in TBS Celular using the equity method since it exercises significant influence through the business group to which it belongs, as established in paragraph No. 4 of Circular 1179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular 1697. Although Telefónica CTC Chile only has a 2.61% direct participation in TBS Celular, its Parent Company, Telefónica España directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that company.

As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

11.	Goodwill and negative goodwill:

Goodwill:

The detail of goodwill is as follows:

			2004		2003
Taxpayer No.	Company	Year	Amount amortized In the six-month period ended June 30 ThCh$	Balance of Goodwill ThCh$	Amount amortized In the six-month period ended June 30 ThCh$	Balance of Goodwill ThCh$
Foreign	TBS Celular Holding	2001	88,299	2,626,164	87,814	2,803,732
96.887.420-9	Globus 120 S.A.	1998	544,772	15,628,951	541,780	16,724,484
78.703.410-1	Tecnonáutica S.A.	1999	72,114	940,250	71,966	1,086,279
96.786.140-5	Telefónica Móvil S.A.	1997	4,957,214	133,872,010	4,929,976	143,840,913
96.834.320-3	Telefónica Internet Empresas S.A. (b)	1999	44,534	580,659	44,290	670,218
96.811.570-7	Telepeajes S.A.	2001	19,563	19,671	19,399	58,839
83.628.100-4	Sonda S.A. (a)	1999	—	—	1,895,120	9,876,943
	Total		5,726,496	153,667,705	7,590,345	175,061,408

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

(a)	As a result of the sale in July 2003 of the 35% participation held in this company, the goodwill balance as of that date was written off.

(b)	On June 19, 2003, Infoera S.A. changed its name to Telefónica Internet Empresas S.A.

12.	Intangibles:

The detail of Intangibles is as follows:

	2004 ThCh$	2003 ThCh$
Underwater cable rights (gross)	29,894,838	22,808,262
Accumulated amortization previous period	(3,314,191)	(2,387,815)
Amortization for the period	(631,521)	(432,129)
Licenses (Software) (gross)	3,211,862	2,206,044
Accumulated amortization previous period	(931,984)	(265,105)
Amortization for the period	(454,594)	(281,148)
Licenses for use of broad-band width	9,669,478	9,679,388
Accumulated amortization previous period	(349,176)	(27,648)
Amortization for the period	(161,158)	(160,560)
Total Net Intangibles	36,933,554	31,139,289

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

13.	Others (from Other Assets):

The detail of Others is as follows:

	2004 ThCh$	2003 ThCh$
Debt issuance costs (see note 8b)	1,041,619	1,483,394
Deferred union contract bonus (see note 8a)	2,305,167	557,272
Bond issue expenses (see note 24)	1,604,409	3,163,013
Bond discount (see note 24)	3,216,537	3,715,995
Deferred forward contract premiums	70,242	204,308
Prepaid pole rental	—	770,299
Securities deposits	140,382	283,661
Others	160,861	1,267,939
Total	8,539,217	11,445,881

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

14.	Short-term debt with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions is as follows:

	Bank or financial institution	US$		U.F.		Ch$		TOTAL
Taxp. No.	Short-term	2004	2003	2004	2003	2004	2003	2004	2003
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
97.015.000-5	SANTANDER SANTIAGO	—	—	—	—	9,913,906	—	9,913,906	—
97.030.000-7	BANCO ESTADO	—	—	—	9,364,256	9,274,337	—	9,274,337	9,364,256
	Total	—	—	—	9,364,256	19,188,243	—	19,188,243	9,364,256
	Outstanding principal	—	—	—	9,264,189	19,099,879	—	19,099,879	9,264,189
	Average annual interest rate	—	—	—	3.36%	2.98%	—	2.98%	3.36%
	Short-term portion of long-term
97.008.000-7	BANCO CITIBANK	6,934,567	7,741,980	—	—	—	—	6,934,567	7,741,980
97.015.000-5	SANTANDER SANTIAGO	—	—	200,534	30,818,349	—	9,903,763	200,534	40,722,112
Foreign	ABN AMRO BANK	1,015,052	1,183,480	—	—	—	—	1,015,052	1,183,480
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	80,302,770	18,472,791	—	—	—	—	80,302,770	18,472,791
	Total	88,252,389	27,398,251	200,534	30,818,349	—	9,903,763	88,452,923	68,120,363
	Outstanding principal	86,371,651	25,161,848	—	30,356,923	—	9,903,763	86,371,651	65,422,534
	Average annual interest rate	2.20%	1.93%	1.55%	3.60%	—	3.54%	2.20%	2.92%
	Percentage of obligations in foreign currency:	81.99% for 2004 and 35.36% for 2003
	Percentage of obligations in national currency:	18.01% for 2004 and 64.64% for 2003

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

15.	Long-term debt with banks and financial institutions:

Long-term obligations with banks and financial institutions:

Taxp. No.	Bank or Financial Institution	Currency or Indexation Index		Years to maturity for long-term portion			Long-term portion as of 6-30-04		Long-term portion as of 6/30/2003
				1 to 2	2 to 3	3 to 5
				ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
	LOANS IN DOLLARS
97.008.000-7	BANCO CITIBANK	US$		6,834,152	—	—	6,834,152	Libor + 0.57%	15,122,903
Foreign	ABN AMRO BANK (1)	US$		66,811,500	85,900,500	38,178,000	190,890,000	Libor + 1.063%	211,204,774
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	US$		63,630,000	—	—	63,630,000	Libor + 1.125%	140,803,183
	SUBTOTAL			137,275,652	85,900,500	38,178,000	261,354,152	2.28%	367,130,860

	LOANS IN UNIDADES DE FOMENTO

97.015.000-5	BANCO SANTANDER SANTIAGO (2)		UF	—	—	60,488,147	60,488,147	Tab 360 + 0.95%	30,356,924
	SUBTOTAL			—	—	60,488,147	60,488,147		30,356,924
	TOTAL			137,275,652	85,900,500	98,666,147	321,842,299	2.14%	397,487,784

	Percentage of obligations in foreign currency:	81.21% in 2004 and 92.36% in 2003
	Percentage of obligations in local currency:	18.79% in 2004 and 7.64% in 2003

(1)	In April 2003, the Company renegotiated this loan, which allowed it to extend the maturity date from December 2003 to April 2008, in addition to changing the agent bank which was Citibank N.A..

(2)	In March 2004, the Company renegotiated this loan, which allowed it to extend the maturity date from April 2004 to April 2008.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

16.    Obligations with the Public:

a)	Commercial paper:

On January 27, 2003, Telefónica CTC Chile registered a line of commercial papers in the securities registry, the inspection number of which is 5. The maximum amount of the line is ThCh$ 35,000,000, and placements charged to this line may not exceed that amount. The term of this line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined in each issuance of these commercial papers.

On June 26, 2003, Telefónica CTC Chile, placed ThCh $ 20,000,000 in two series (A and B) of commercial papers. The placement agent was Scotiabank Sud Americano.

On May 12, 2004, there was a second placement in two series (C and D) in the amount of ThCh $ 35,000,000 of the same type of financial instrument. The placement agent is Santander Investment S.A.

The details of these transactions are those described below:

Registration or identification number of the instrument	Series	Current nominal amount placed M$	Bond readjustment unit M$	Interest rate %	Final Maturity	Accounting value		Placement in Chile or abroad
						2004 M$	2003 M$
Short-term commercial papers
005	A	10,000,000	Ch$ non-adjustable	0.2700	24-09-2003	—	9,992,714	National
005	B	10,000,000	Ch$ non-adjustable	0.2974	20-11-2003	—	9,929,317	National
005	C	17,500,000	Ch$ non-adjustable	0.2257	05-04-2005	17,157,021	—	National
005	D	17,500,000	Ch$ non-adjustable	0.2286	05-05-2005	17,114,429	—	National
				Total		34,271,450	19,922,031

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

16.    Obligations with the public, continued:

b)	Bonds

The detail of obligations with the public for bond issues, classified as short and long-term is as follows:

Registration number or identification of the instrument	Series	Nominal Amount ofissue	Bond for readjustment unit	Nominal annual interest rate	Final maturity	Frequency		Par value		Country of placing bonds
						Interest payment	Amortizations	2004	2003
				%				ThCh$	ThCh$
Short-term portion of long-term bonds
143.27.06.91	F	71,429	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	1,395,865	1,413,566	Chile
203.23.04.98	K	22,727	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	2,087,060	1,693,987	Chile

Issued in New York	Yankee Bonds	—	US$	7.625	Jul.2006	Semi-annual	Maturity	5,285,212	5,863,826	Abroad
Issued in New York	Yankee Bonds	—	US$	8.375	Jan.2006	Semi-annual	Maturity	4,166,344	4,809,553	Abroad
Issued in Luxembourg	Eurobonds (a)	127,200,000	EURO	5.375	Aug.2004	Semi-annual	Maturity	103,517,025	5,484,564	Abroad
							Total	116,451,506	19,265,496
Long-term bonds
143.27.06.91	F	785,714	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	13,368,890	14,638,575	Chile
203.23.04.98	K	3,977,273	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	67,673,096	68,313,349	Chile

Issued in New York	Yankee Bonds (b)	187,685,000	US$	7.625	Jul.2006	Semi-annual	Maturity	119,423,966	138,691,136	Abroad
Issued in New York	Yankee Bonds	200,000,000	US$	8.375	Jan.2006	Semi-annual	Maturity	127,260,000	140,803,183	Abroad
Issued in Luxembourg	Eurobonds (a)	—	EURO	5.375	Aug.2004	Semi-annual	Maturity	—	112,519,027	Abroad
							Total	327,725,952	474,965,270

(a) Commercing June 2002 ,Telefónica CTC Chile made a partial purchases of this placement denominated in euros. As of the date of these financial statements the anticipated redemption of this placement amounted to 72.8 million euros. The total redemption during 2004 were 5 million euros.

(b) Commercing May 2003, Telefónica CTC Chile made a partial repurchase of 12.3 million dollars denominated in this currency . This transaction was priced at 111.05% of par value, which resulted in a payment of 13.68 million dollars, plus interest accrued as of that date on the nominal amount of the repurchase.

These transactions implied recognizing in income the placement expenses for these bonds as well as the higher bond discount rate.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

17.    Accruals:

The detail of accruals shown in liabilities is as follows:

	2004 ThCh$	2003 ThCh$
Current
Staff severance indemnities	254,873	268,500
Vacation	2,719,783	3,211,360
Other employee benefits (a)	6,540,097	6,127,961
Employee benefit advances	(2,425,735)	(2,964,958)
	7,089,018	6,642,863
Long-term
Staff severance indemnities	18,575,835	18,734,549
Total	25,664,853	25,377,412

(a)	Includes provisions for the bonus guaranteed under the current union contract, and miscellaneous.

During 2004 and 2003, there were bad debt write-offs of ThCh$ 450,698 and ThCh$ 1,014,640, respectively, which were charged against the respective allowance for doubtful accounts.

18.    Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2004 ThCh$	2003 ThCh$
Operating costs and administration and selling expenses	2,177,815	2,437,360
Other non-operating expenses	2,518,796	—
Total	4,696,611	2,437,360
Payments in the period	(5,406,227)	(903,265)

19.    Minority interest:

Minority interest recognizes the portion of equity and revenues of subsidiaries belonging to third parties. The breakdown for the six-month periods ended June 30 2004 and 2003, respectively, is as follows:

Subsidiaries	Percentage Minority Interest		Participation in equity December 30,		Participation in net income (loss) for the years ended December 31,
	2004	2003	2004	2003	2004	2003
	%	%	M$	M$	M$	M$
Administradora de Sistemas de Telepeajes de Chile S.A.	20.00	20.00	104,228	23,554	10,821	(6,332)
Telefónica Mundo S.A.	0.84	0.84	1,132,684	1,057,582	78,121	115,179
Fundación Telefónica	50.00	50.00	16,997	90,322	(160,813)	(96,442)
Comunicaciones Mundiales S.A.	0.34	0.34	—	5,482	—	182
CTC Equipos y Servicios S.A.	0.0001	—	33	—	4	—
Total			1,253,942	1,176,940	(71,867)	12,587

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

20.    Shareholders' Equity:

During the periods ended June 30, 2004 and 2003, respectively, changes in shareholders' equity accounts are as follows:

	Paid-in capital	Price-level Restatement	Contributed surplus	Other reserves	Retained earnings	Net income for the period	Total shareholders' equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2004
Balances as of December 31, 2003	859,490,281	—	—	(791,199)	421,404,583	10,133,882	1,290,237,547
Transfer of 2003 net income to retained earnings	—	—	—	—	10,133,882	(10,133,882)	—
Increase for capitalization of share premium							—
Final dividend 2003							—
Adjustment of foreign investment conversion reserve	—	—	—	213,742	—	—	213,742
Final dividend 2003	—	—	—	—	(3,062,903)	—	(3,062,903)
Price-level restatement	—	6,875,921	—	(6,788)	3,424,988	—	10,294,121
Net income for the period	—	—	—	—		9,832,965	9,832,965
Balance as of June 30, 2004	859,490,281	6,875,921	—	(584,245)	431,900,550	9,832,965	1,307,515,472
2003
Balances as of December 31, 2002	736,468,120	—	114,512,356	1,924,736	451,465,216	(17,680,376)	1,286,690,052
Transfer of 2002 loss to retained earnings	—	—	—	—	(17,680,376)	17,680,376	—
Absorption of accumulated deficit development period							—
Final dividend 2002							—
Adjustment of foreign investment conversion reserve	—	—	—	(303,991)	—	—	(303,991)
Price-level restatement	—	8,101,149	1,259,636	21,172	4,771,634	—	14,153,591
Net income for the period	—	—	—	—	—	8,216,694	8,216,694
Balance as of June 30, 2003	736,468,120	8,101,149	115,771,992	1,641,917	438,556,474	8,216,694	1,308,756,346
Restated balances as of June 30, 2004	741,625,583	8,157,880	116,582,739	1,653,415	441,627,672	8,274,235	1,317,921,524

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

20.    Shareholders' Equity, continued:

(a)    Paid-in capital:

As of June 30, 2004, the Company's paid-in capital is as follows:

Number of shares:

Series	No. of subscribed shares	No. of paid shares	No. of shares with voting rights
A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

Series	Subscribed Capital ThCh$	Paid-in Capital ThCh$
A	784,814,326	784,814,326
B	74,675,955	74,675,955

On July 11, 2003, the Extraordinary Shareholders' Meeting agreed to increase stock capital, by capitalizing the share premium for ThCh$114,512,356.

(b)    Shareholder distribution:

As indicated in Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the distribution of shareholders by percentage shareholding in the Company as of June 30, 2004 is as follows:

Class of shareholder	Percentage of Total holdings %	Number of shareholders
10% holding or more	57.41	2
Less than 10% holding: Investment equal to or exceeding UF 200	41.91	2,259
Investment under UF 200	0.68	11,392
Total	100.00	13,653
Controlling share holder	43.64	1

(c)    Dividends:

As established in Law No. 18,046, unless otherwise agreed upon at a Shareholders' Meeting by unanimous vote of the shares issued, when there is net income, at least 30% must be distributed as dividends.

On April 4, 2003, the Ordinary Shareholders' Meeting was informed of the dividend distribution policy proposed by the Board for 2003:

Distribute for 2003, at least 30% of net income generated in the year a percentage that is equal to that required by law — by means of a final dividend in May 2004, which will be proposed at the corresponding General Shareholders' Meeting.

On June 11, 2003, the Extraordinary Shareholders' Meeting agreed to pay a dividend of ThCh$ 16,750,249 (historical), out of retained earnings as of December 31, 2002, and which was paid on July 31, 2003.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

20.    Shareholders' Equity, continued:

(c)    Dividends, continued:

The Ordinary Shareholders' Meeting held on April 15, 2004, approved payment of a final dividend of Ch $ 3.20 per share equivalent to ThCh$ 3,062,903, out of retained earnings as of December 31, 2003. The dividend was paid on May 7, 2004.

The Board of Directors Meeting held on May 18, 2004, agreed to propose at the Extraordinary Shareholders' Meeting called for July 15, 2004, the approval of the sale of subsidiary Telefónica Móvil S.A. for US$ 1,007 million, and distribution of an extraordinary dividend of US$ 800 million, as indicated in note 31c), the Extraordinary Shareholders' Meeting approved the sale of the subsidiary and distribution of the dividend.

(d)    Other reserves:

Other Reserves includes the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

		Amount
	Company	December 31, 2003 ThCh$	Price-level restatement ThCh$	Net Movement ThCh$	Balance as of June 30, 2004 ThCh$
96.720.710-1	Invercom S.A.	41,417	—	(41,417)	—
84.119.600-7	Instacom S.A.	15,883	—	(15,883)	—
Foreign	TBS Participación S.A. (1)	(848,499)	(6,788)	271,042	(584,245)
	Total	(791,199)	(6,788)	213,742	(584,245)

(1)	This increase (decrease) corresponds to the net effect of the adjustment for conversion difference as established in Technical Bulletin No. 64 of the Chilean Association of Accountants.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

21.    Income and Expenses:

(a)    Other non-operating income:

The breakdown of other non-operating income is as follows:

Other Income	2004 ThCh$	2003 ThCh$
Penalties on suppliers and indemnities	115,234	1,001,078
Proceeds from sale of used equipment	537,834	—
Sales of promotional material	100,774	—
Real estate rental	74,601	—
Proceeds from sale of participation in related Company (1)	6,396,579	—
Provision for lower market value of New Skies Satellites	222,414	8,387
Provision for adjustment of Terra Network to market value	—	3,398,138
Compensatory final payment for Publiguías agreement termination	—	1,581,689
Recovered insurance claim	—	86,930
Reversal of customs lawsuit provision	—	302,101
Others	347,905	424,690
Total	7,795,341	6,803,013

(1) See note 10 "Investment in related Companies" number 2.

(b)    Other non-operating expenses:

The detail of other non-operating expenses is as follows:

	2004 ThCh$	2003 ThCh$
Other Expenses:
Lawsuit indemnities and other provisions	35,969	1,061,303
Depreciation and retirement of out of service property, plant and equipment (1)	2,337,042	2,020,289
Restructuring costs	3,282,877	—
Donations	60,793	84,547
Loss for damage to assets	—	82,365
Others	10,338	1,279,286
Total	5,727,019	4,527,790

(1)	As of June 2004 other non-operating expenses are mainly composed of the depreciation of the La Serena Cable TV network and in 2003 includes depreciation of the Concepción Cable TV network (assets temporarily out of service) not transferred in the sale of subsidiary Multimedia to Cordillera Comunicaciones.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

22. Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2004 ThCh$	2003 ThCh$
Inventories	C.P.I.	53,449	51,477
Prepaid expenses	C.P.I.	456	4,819
Prepaid expenses	U.F.	(15,319)	14,000
Other current assets	C.P.I.	188,137	422,372
Other current assets	U.F.	(2,389,992)	(6,500,427)
Short and long-term deferred taxes	C.P.I.	1,065,179	1,630,157
Property, plant and equipment	C.P.I.	14,443,666	21,462,030
Investments in related companies	C.P.I.	34,406	455,230
Goodwill	C.P.I.	1,265,033	1,998,997
Long-term debtors	C.P.I.	(206,537)	(1,376,000)
Long-term debtors	U.F.	92,947	—
Other long-term assets	C.P.I.	269,122	384,580
Other long-term assets	U.F.	(12,472)	2,460,398
Expense accounts	C.P.I.	2,996,397	1,701,507
Total (Charges) Credits		17,784,472	22,709,140

Liabilities – Shareholders' Equity (Charges) Credits	Indexation	2004 ThCh$	2003 ThCh$
Short-term obligations	C.P.I.	10,543	17,341
Short-term obligations	U.F.	(1,080,697)	(3,310,445)
Long-term obligations	C.P.I.	(4,010)	(13,706)
Long-term obligations	U.F.	(1,137,470)	(3,801,368)
Shareholders' equity	C.P.I.	(10,294,121)	(14,252,708)
Revenue accounts	C.P.I.	(4,575,945)	(2,625,599)
Total Credits (Charges)		(17,081,700)	(23,986,485)

Income (loss) from price-level restatement, net		702,772	(1,277,345)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

23.    Foreign exchange gains/losses:

The detail of foreign exchange gain loss is as follows:

Assets (Charges) Credits	Currency	2004 ThCh$	2003 ThCh$
Other current assets	US$	22,889,351	(10,691,106)
Other current assets	EURO	4,013,606	235,916
Long-term debtors	US$	5,402,038	3,626,665
Long-term debtors	EURO	—	(5,457,283)
Other long-term assets	US$	94,884	(63,872)
Other long-term assets	EURO	84	21,545
Total Credits		32,399,963	(12,328,135)

Liabilities (Charges) Credits	Currency	2004 ThCh$	2003 ThCh$
Short-term obligations	US$	8,275,213	(10,976,429)
Short-term obligations	EURO	(3,853,370)	(188,847)
Long-term obligations	US$	(34,690,223)	19,165,755
Long-term obligations	EURO	—	5,286,829
Total (Charges)		(30,268,380)	13,287,308

Income net, from foreign exchange gain/loss		2,131,583	959,173

24.    Issuance and placement of shares and debt expense:

The detail of this item is as follows:

	Short-term		Long-term
	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$
Bond issuance expenses	1,075,650	1,700,858	1,604,409	3,163,013
Discount on debt	560,937	544,086	3,216,537	3,715,995
Commercial papers issuance expense	416,727	106,601	—	—
Total	2,053,314	2,351,545	4,820,946	6,879,008

These items are classified under Other Current Assets and Other Long-term Assets, as applicable and are amortized over the term of the respective obligations, as described in Note 16 "Obligations with the Public".

25.    Cash flows:

Financing and investment activities that do not generate cash flows during the period, but which commit future cash flows are as follows:

a) Financing activities: The breakdown of financing activities that commit future cash flows are:

Obligations with banks and financial institutions - see Notes No. 14 and 15

Obligations with the public - see Notes No. 16

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

25.    Cash flows, continued:

b) Investment activities: Investment activities that commit future cash flows are as follows:

	Maturity	ThCh$
Zero	2004	6,600,019
Zero	2005	20,775,443
PRD	2004	7,143,103
BCD	2004	14,283,360

c)   Cash and cash equivalents:

	2004 ThCh$	2003 ThCh$
Cash	14,842,724	10,440,390
Time deposits	55,901,258	269,644
Investments in debt securities	21,203,224	10,274,424
Mutual funds	432,167	130,993
Total	92,379,373	21,115,451

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

26.	Derivative Contracts:

The breakdown of derivative contracts is as follows:

TYPE OF DERIVATIVE	TYPE OF CONTRACT							VALUE OF HEDGED ITEM ThCh$	AFFECTED ACCOUNTS
		CONTRACT VALUE	MATURITY OR EXPIRY	SPECIFIC ITEM	PURCHASE SALE POSITION	HEDGED ITEM OR TRANSACTION			ASSET / LIABILITY		EFFECT ON INCOME
						NAME	AMOUNT		NAME	AMOUNT ThCh$	REALIZED	UNREALIZED ThCh$
FR	CI	80,000,000	III Trim. 2004	Exchange rate	P	Oblig. in US$	80,000,000	50,904,000	asset	50,904,000	—	3,054,718
									liabilities	(48,256,663)
FR	CI	40,000,000	IV Trim. 2004	Exchange rate	P	Oblig. in US$	40,000,000	25,452,000	asset	25,452,000	—	1,466,869
									liabilities	(24,728,037)
FR	CI	15,000,000	I Trim. 2005	Exchange rate	P	Oblig. in US$	15,000,000	9,544,500	asset	9,544,500	—	571,220
									liabilities	(9,239,762)
FR	CI	25,000,000	II Trim. 2005	Exchange rate	P	Oblig. in US$	25,000,000	15,907,500	asset	15,907,500	—	835,910
									liabilities	(15,447,742)
FR	CI	19,000,000	III Trim. 2006	Exchange rate	P	Oblig. in US$	19,000,000	12,089,700	asset	12,089,700	—	253,675
									liabilities	(12,916,814)
FR	CCPE	145,500,000	III Trim. 2004	Exchange rate	P	Oblig. in US$	145,500,000	92,581,650	asset	92,581,650	—	4,837,409
									liabilities	(100,631,361)
FR	CCPE	161,700,000	IV Trim. 2004	Exchange rate	P	Oblig. in US$	161,700,000	102,889,710	asset	102,889,710	—	6,294,514
									liabilities	(103,526,369)
FR	CCPE	96,600,000	I Trim. 2005	Exchange rate	P	Oblig. in US$	96,600,000	61,466,580	asset	61,466,580	—	3,866,326
									liabilities	(58,354,957)
FR	CCPE	116,300,000	II Trim. 2005	Exchange rate	P	Oblig. in US$	116,300,000	74,001,690	asset	74,001,690	—	605,155
									liabilities	(71,729,487)
FR	CCPE	18,000,000	III Trim. 2005	Exchange rate	P	Oblig. in US$	18,000,000	11,453,400	asset	11,453,400	—	(202,657)
									liabilities	(11,364,941)
FR	CCPE	135,000,000	III Trim. 2004	Exchange rate	P	Oblig. in EURO	135,000,000	104,743,800	asset	104,743,800	—	(1,820,138)
									liabilities	(89,920,173)
FR	CI	15,900,000	III Trim. 2004	Exchange rate	P	Oblig. in US$ fixed	15,900,000	10,117,170	asset	10,117,170	—	510,729
									liabilities	(9,649,030)
FR	CI	8,000,000	IV Trim. 2004	Exchange rate	P	Oblig. in US$ fixed	8,000,000	5,090,400	asset	5,090,400	—	350,989
									liabilities	(4,717,971)
FR	CI	10,400,000	IV Trim. 2005	Exchange rate	P	Oblig. in US$ fixed	10,400,000	6,617,520	asset	6,617,520	—	434,788
									liabilities	(6,125,668)
FR	CI	10,000,000	II Trim. 2005	Exchange rate	P	Oblig. in US$ fixed	10,000,000	6,363,000	asset	6,363,000	—	(53,909)
									liabilities	(6,428,370)
FR	CI	3,000,000	III Trim. 2005	Exchange rate	P	Oblig. in US$ fixed	3,000,000	1,908,900	asset	1,908,900	—	(33,386)
									liabilities	(1,937,246)
FR	CCPE	37,400,000	III Trim. 2004	Exchange rate	P	Oblig. in US$ fixed	37,400,000	23,797,620	asset	23,797,620	—	288,594
									liabilities	(23,783,078)
FR	CCPE	7,000,000	IV Trim. 2004	Exchange rate	P	Oblig. in US$ fixed	7,000,000	4,454,100	asset	4,454,100	—	297,500
									liabilities	(4,630,473)
FR	CCPE	114,400,000	I Trim. 2005	Exchange rate	P	Oblig. in US$ fixed	114,400,000	72,792,720	asset	72,792,720	—	6,513,046
									liabilities	(66,250,285)
FR	CCPE	91,000,000	II Trim. 2005	Exchange rate	P	Oblig. in US$ fixed	91,000,000	57,903,300	asset	57,903,300	—	2,871,435
									liabilities	(55,303,958)
FR	CCPE	9,366,540	III Trim. 2004	Exchange rate	P	Oblig. in US$	9,366,540	5,959,929	asset	5,959,929	—	128,602
									liabilities	(6,050,055)

S	CCTE	150,000,000	III Trim. 2004	Interest rate	P	Oblig. in US$	150,000,000	—	liabilities	(42,958)	(62,818)	(79,944)

S	CCPE	100,000,000	III Trim. 2004	Interest rate	P	Oblig. in EURO	100,000,000	—	asset	3,262,552	(1,121,911)	1,627,999

deferred income for exchange foward contracts									liabilities	(2,567,146)	133,036	1,671,506
Deferred costs for exchange insurance									asset	762,722	(305,749)	(691,199)
Exchange foward contracts expensed during the year (net)											6,801,271
Total											5,443,829	33,599,751

Types of derivatives:	Type of Contract:

FR: Forward	CCPE: Hedge contract for existing transactions
S: Swap	CCTE: Hedge contract for anticipated transactions
CI: Investment hedge contract

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

27.	Contingencies and restrictions:

a)	Lawsuits:

(i)	Complaints presented by VTR Telefónica S.A.:

On June 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of Ch $ 2,500 million, based on the differences that would originate from the lowering of access charges rate due to Rate Decree No. 187 of Telefónica CTC. First instance sentence accepted the complaint of VTR and the compensation alleged by Telefónica CTC. The Company filed a motion to vacate and appeal, which is currently underway.

(ii)	Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the thesis of the Corporation, ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting indemnities for various concepts.

In the opinion of Management and their internal legal counsel, the risk that the Company will be condemned to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits where the Company is the defendant, is remote. Management considers it unlikely that the Company's income and equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed.

(iii)	Complaint against Chilean government:

Upon extinction of the administrative avenues available to correct alleged illegalities incurred in setting rates, Telefónica CTC Chile S.A. filed an indemnity lawsuit for damages against the Government.

The lawsuit for US$274 million, plus readjustments and interest, covers past and future damages until May 2004, due to lower mandated rates than those that should have legally been set.

The Third Civil Court of Santiago accepted the complaint, and notified the Government. Once the answer from the Government had been received, as well as its defense arguments for which the discussion period has ended, the Court of Justice dictated the writ of evidence, defining the pertinent, substantial and disputed evidence, which began the evidential stage, with declarations made by witnesses and presentation of documents by both parties.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

27.	Contingencies and restrictions, continued:

Once the evidential proceeding was concluded, the expert testimonies requested by the parties began. The Court designated the experts to testify on the different technical matters. On April 2 and June 17, 2004, the first expert reports were presented relating to the overdue status of the fixed telephone-mobile telephone access charges and the optimum location of the switching stations.

(iv)	Manquehue Net:

On June 24, 2003, Telefónica CTC Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch $3,647,689,175 in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). After completion of the evidence period, on June 5, 2004 the arbiter called the parties to pronounce a sentence.

(v)	Purchase agreement for the shares of Telefónica Móvil de Chile S.A.:

The Ordinary Meeting of the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. held on May 18, 2004, with the abstention of Mr. Alvarez Pallete approved acceptance of the offer made by Telefónica Móviles S.A ("TEM") for the purchase of 100% of the shares of Telefónica Móvil de Chile S.A., subsidiary of Telefónica CTC Chile and the calling of an Extraordinary Shareholders' Meeting.

The price offered by TEM for the purchase of 100% of the shares of Telefónica Móvil de Chile S.A. is US$1,007 million which will be paid in cash on the closing date of the transaction. Likewise, TEM will pay the debt that Telefónica Móvil de Chile S.A. has with Telefónica CTC Chile upon completion of the transaction. As of March 31, 2004, that debt amounted to US$ 243 million.

The sale is conditioned on the approval by shareholders at the Extraordinary Shareholders' Meeting of Telefónica CTC Chile, which will be held on July 15, 2004 and on approval by the corresponding creditors. As indicated in note 31c), the Extraordinary Shareholders' Meeting approved the mentioned transaction, subject to the taxes generated being paid by the purchaser.

b)	Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 14, 15 and 16), which establish among others: maximum debt clauses that the Company may have, interest and cash flows coverage.

The maximum debt ratio for these contracts is 1.50, whereas the interest coverage ratio cannot be less than 4.00 and lastly the cash flow ratio must be equal to or greater than 0.166.

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of June 30, 2004 the Company meets all the financial restrictions with the exception of the covenant for which a waiver is mentioned in note 31d.

28.	Third party guarantees:

The Company has not received any guarantees from third parties.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

29.    Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

		2004	2003
Description	Currency	ThCh$	ThCh$
Total current assets:		510,038,098	408,529,729
Cash	Non-indexed Ch$	9,168,947	9,150,868
	Dollars	5,645,387	1,170,882
	Euros	28,390	118,640
Time deposits	Indexed Ch$	13,061,035	269,644
	Dollars	42,840,223	—
Marketable securities	Indexed Ch$	1,118,794	606,112
	Dollars	48,801,925	29,402,319
	Euros	—	12,734,026
Notes and accounts receivable (a)	Indexed Ch$	—	1,073,031
	Non-indexed Ch$	215,220,340	223,368,089
	Dollars	14,528,664	—
Notes and accounts receivable from related companies	Indexed Ch$	—	1,086,275
	Non-indexed Ch$	6,979,695	6,155,554
	Dollars	11,533,605	11,540,182
Other current assets (b)	Indexed Ch$	56,239,060	62,178,093
	Non-indexed Ch$	43,853,280	41,207,976
	Dollars	40,999,248	8,012,654
	Euros	19,505	455,384

Total property, plant and equipment:		1,756,510,569	1,913,207,449
Property, plant and equipment and accumulated depreciation	Indexed Ch$	1,756,510,569	1,913,207,449

Total other long-term assets		242,141,579	300,329,184
Investment in related companies	Indexed Ch$	7,736,017	41,717,314
Investment in other companies	Indexed Ch$	3,885	3,885
Goodwill	Indexed Ch$	153,667,705	175,061,408
Other long-term assets (c)	Indexed Ch$	51,442,432	50,921,485
	Non-indexed Ch$	12,396,787	2,836,091
	Dollars	16,894,753	29,724,213
	Euros	—	64,788
Total assets		2,508,690,246	2,622,066,362
	Indexed Ch$	2,039,779,497	2,246,124,696
	Non-indexed Ch$	287,619,049	282,718,578
	Dollars	181,243,805	79,850,250
	Euros	47,895	13,372,838

(a)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.

(b)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(c)	Includes the following balance sheet accounts: Long-term Debtors, Notes and Accounts Receivable from Related Companies, Intangibles, Accumulated amortization and Others.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

29.    Local and Foreign Currency, continued:

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year
		2004		2003		2004		2003
DESCRIPTION	Currency	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %
Short-term obligations with banks and financial institutions	Indexed Ch$	—	—	9,364,256	3.36	—	—	—	—
	Non-indexed Ch$	—	—	—	—	19,188,243	2.98	—	—

Short-term portion of obligations with banks and financial institutions	Indexed Ch$	200,535	—	461,425	3.60	—	—	30,356,923	3.60
	Non-indexed Ch$	—	—	9,903,763	3.54	—	—	—	—
	Dollars	5,297,813	1.74	9,797,854	2.00	82,954,575	2.21	17,600,398	1.89

Obligations with the public (Commercial Paper)	Non-indexed Ch$	—	—	19,922,031	3.40	34,271,450	2.27	—	—

Obligations with the public (Bonds payable)	Indexed Ch$	1,829,258	6.75	1,693,988	5.80	1,653,667	6.59	1,413,566	5.80
	Dollars	9,451,556	—	10,673,379	—	—	—	—	—
	Euros	103,517,025	5.38	5,484,563	—	—	—

Long-term obligations maturing within a year	Indexed Ch$	424,190	8.91	420,260	8.95	27,110	8.84	53,591	8.84

Notes and accounts payable to related parties	Indexed Ch$	—	—	—	—	265,433	—	—	—
	Non-indexed Ch$	20,625,530	—	13,733,805	—	—	—	8,375,994	—
	Dollars	3,612,179	—	—	—	—	—	278,369	—
Other current liabilities (d)	Indexed Ch$	—	—	24,258,304	—	11,321,330	—	260,525	—
	Non-indexed Ch$	134,991,964	—	145,290,395	—	4,357,830	—	201,520	—
	Dollars	16,960,378	—	10,463,646	—	—	—	—	—
TOTAL CURRENT LIABILITIES		296,910,428		261,467,669		154,039,638		58,540,886
Subtotal by currency	Indexed Ch$	2,453,983		36,198,233		13,267,540		32,084,605
	Non-indexed Ch$	155,617,494		188,849,994		57,817,523		8,577,514
	Dollars	35,321,926		30,934,879		82,954,575		17,878,767
	Euros	103,517,025		5,484,563		—		—

(d)	Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings taxes, Unearned Income and Other current liabilities.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

29.    Local and Foreign Currency, continued:

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2004		2004		2004		2004
		Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %
LONG-TERM LIABILITIES
Obligation with banks and financial institutions	Indexed Ch$	—	—	60,488,147	1.55	—	—	—	—
	Dollars	223,176,152	2.27	38,178,000	2.31	—	—	—	—
Bonds payable	Indexed Ch$	4,750,926	6.60	6,813,345	6.41	25,025,231	6.52	44,452,484	6.03
	Dollars	246,683,966	8.01	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	12,880,505	—	8,098,174	—	17,304,726	—	16,229,831	—
	Non-indexed Ch$	1,004,526	—	489,054	—	1,193,737	—	20,020,489	—
	Dollars	22,181,473	2.07	—	—	—	—	—	—
TOTAL LONG-TERM LIABILITIES		510,677,548		114,066,720		43,523,694		80,702,804
Subtotal by currency	Indexed Ch$	17,631,431		75,399,666		42,329,957		60,682,315
	Non-indexed Ch$	1,004,526		489,054		1,193,737		20,020,489
	Dollars	492,041,591		38,178,000		—		—

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2003		2003		2003		2003
		Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %
LONG-TERM LIABILITIES
Obligations with banks and financial institutions	Indexed Ch$	30,356,923	3.60	—	—	—	—	—	—
	Dollars	155,926,085	2.33	168,963,820	2.39	42,240,956	2.40	—	—
Bonds payable	Indexed Ch$	3,733,576	6.72	5,803,677	6.72	7,873,779	6.72	65,540,891	6.72
	Dollars	140,803,183	8.38	138,691,136	7.63	—	—	—	—
	Euros	112,519,028	5.38	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	13,884,034	—	7,337,664	—	4,414,702	—	40,372,764	—
	Non-indexed Ch$	1,893,326	—	460,777	—	1,056,968	—	17,047,985	—
	Dollars	24,038,069	2.07	—	—	—	—	—	—
TOTAL LONG-TERM LIABILITIES		483,154,224		321,257,074		55,586,405		122,961,640

Subtotal by currency	Indexed Ch$	47,974,533		13,141,341		12,288,481		105,913,655
	Non-indexed Ch$	1,893,326		460,777		1,056,968		17,047,985
	Dollars	320,767,337		307,654,956		42,240,956		—
	Euros	112,519,028		—		—		—

(e)	Includes the following balance sheet accounts: Notes and accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

30.    Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during the 2004 period.

31.    Subsequent events:

a)	Payment of Telefónica Internacional Chile S.A. Mercantile Current Account

On July 8, 2004, Telefónica CTC Chile paid the balance owed on the mercantile current account with Telefónica Internacional Chile S.A. The transaction includes 100% of the principal and interest accrued as of that date. The total amounts paid were US$ 34,028,515.21 in principal and US$ 847,224.96 in accrued interest.

b)	Purchase of ADR Telefónica Internacional Chile S.A.

On July 8, 2004 Telefónica Internacional Chile S.A. (Parent Company) bought 3 million shares for US$36.9 million, which increased its participation in the company by 1.25%, for a total of 44.89%.

c)	Shareholders of Telefónica CTC Chile approve sale of subsidiary Telefónica Móvil

The Extraordinary Shareholders' Meeting held on July 15, 2004, approved the sale of Telefónica Móvil de Chile to Telefónica Móviles (TEM), with 69.1% approval of the issued and paid shares. 73% of the shares present at the meeting approved the motion to sell.

The shareholders approved the sale of the subsidiary for a total of US$1,250 million, broken down as follows: US$1,007 million for the value of the shares, with the purchaser paying the tax from the transaction, with a maximum of US$51 million; and the payment of the debt that Telefónica Móvil de Chile has with Head Office which as of March 31, 2004 was approximately US$243 million. The selling price will be adjusted by the increase in that debt from the date of the letter of offer to the closing date. The transaction will take place upon acceptance of the purchaser of the motions at the shareholders' meeting. The effects on income that this operation would generate under the terms approved at the Meeting, would be approximately US$470 million in gain.

In addition to this matter, the Meeting approved the distribution of a dividend of US$0.626856 per share, with a charge to retained earnings. Additionally, on July 14, 2004, the Board of Directors approved payment of an interim dividend of US$0.208952 per share, to be charged to 2004 net income. Both dividends total approximately US$800 million and will be paid in their equivalent in Chilean pesos on August 31, 2004.

Thirdly, the Meeting approved a modification of the Investment and Financing Policy, eliminating all reference to the assets of Telefónica Móvil de Chile.

Payment of the dividend and the modification of the Investment and Financing Policy are subject to the signing of the respective contract and payment of the price agreed upon.

d)	Waiver agreement with certain financial creditors

In relation to the selling process of Telefónica Móvil de Chile, the Company was able to and agreed with its financial creditors to the following waiver of its debt covenants:

•	The syndicated and bilateral loans for US$ 647 million, establish that CTC cannot sell a portion that is equal or greater than 5% of the assets of the Company and its subsidiaries. The Company obtained waivers from 28 local and foreign banks.

•	Local series F bonds for a total of US$ 23 million, establish that CTC cannot sell 20% of its operating assets employed in telecommunications concessions. At the Meeting of Bond Holders of July 19, 2004, in addition to the exclusion of the sale of Telefónica Móvil

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

31.    Subsequent events, continued:

Chile, operating assets employed in telecommunication concessions were replaced by total consolidated assets for the clause described above. These modifications were approved by 84.5% of the bond issue. Additionally, at that Meeting, the Company informed the holders of a voluntary redemption offer at 100% of par value, as per Article 130 of the Securities Market Law.

In the period between July 1 an 19, 2004, there have been no other subsequent events except for those mentioned, which significantly affect the financial statement.

32.    Environment:

In the opinion of Management and their internal legal counsel and because the nature of the Company's operations do not directly or indirectly affect the environment, as of the closing date of these financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

33.    Accounts payable:

The detail of the accounts payable balance is as follows:

	2004 ThCh$	2003 ThCh$
Suppliers
domestic	90,141,037	97,234,170
Foreign	17,326,965	10,859,996
Carrier service	9,532,961	6,987,844
Provision for work in progress	8,970,939	13,882,035
Total	125,971,902	128,964,045

34.    Time deposits:

The detail of time deposits is as follows:

Placement	Institution	Currency	Original currency capital	Rate %	Maturity	Original currency accrued interest	Local currency capital	Local currency accrued interest	Total
03-Jan-01	Banco Santiago	ThCh$	1,753	–	07-Jul-04	175	1,753	175	1,928
01-Jun-04	Banco Bhif	ThCh$	4,400,000	1.60	05-Jul-04	6,336	4,400,000	6,336	4,406,336
04-Jun-04	Scotiabank	ThCh$	4,400,000	1.50	06-Jul-04	5,720	4,400,000	5,720	4,405,720
08-Jun-04	Banco Chile	ThCh$	3,700,000	1.60	08-Jul-04	4,341	3,700,000	4,341	3,704,341
03-Jun-04	Banco Santander	US$	11,000,000	1.65	09-Jul-04	13,613	6,999,300	8,662	7,007,962
08-Jun-04	Deutsche Bank	US$	3,654,897	1.50	08-Jul-04	3,350	2,325,611	2,132	2,327,743
08-Jun-04	Citibank	US$	2,307,219	1.50	08-Jul-04	2,115	1,468,084	1,346	1,469,430
08-Jun-04	Banco Crédito	U.F.	16	–	07-Sep-04	–	270,391	–	270,391
09-Jun-04	Banco Chile	US$	9,000,000	1.70	30-Jul-04	8,925	5,726,700	5,679	5,732,379
09-Jun-04	Citibank	US$	3,000,000	1.55	30-Jul-04	2,713	1,908,900	1,726	1,910,626
11-Jun-04	Banco Santander	US$	5,002,722	1.70	30-Jul-04	4,489	3,183,232	2,856	3,186,088
11-Jun-04	Deutsche Bank	US$	6,003,267	1.70	30-Jul-04	5,386	3,819,879	3,427	3,823,306
16-Jun-04	Banco Santander	US$	10,018,094	1.70	30-Jul-04	6,623	6,374,513	4,214	6,378,727
17-Jun-04	Banco Santander	US$	5,000,000	1.70	30-Jul-04	3,069	3,181,500	1,953	3,183,453
23-Jun-04	Citibank	US$	6,714,799	1.55	07-Jul-04	2,024	4,272,627	1,288	4,273,915
24-Jun-04	Banco Santander	US$	6,000,000	1.75	30-Jul-04	1,750	3,817,800	1,113	3,818,913
Total							55,850,290	50,968	55,901,258

Alejandro Espinoza Querol	Claudio Muñoz Zúñiga
General Accountant	General Manager

Item 2.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2004

Management's Discussion and Analysis of the Consolidated Financial Statements

Table of Contents

1.	Highlights	52
2.	Volume statistics, property, plant & equipment and statements of income	55
3.	Analysis of results for the period:
	3.1. Operating Income	57
	3.2. Non-operating Result	58
	3.3. Net Income for the year	59
4.	Results by business area	59
5.	Statement of cash flows	61
6.	Financial indicators	62
7.	Explanation of the main differences between market or economic value and the book value of the Company's assets	63
8.	Regulatory issues	63
9.	Analysis of markets, competition and relative participation	66
10.	Analysis of market risk	68

Management's Discussion and Analysis of the Consolidated Financial Statements

1.    HIGHLIGHTS

Results for the Period and Figures for the Corporation's Business

As of June 30, 2004, Telefónica CTC Chile recorded consolidated net income of Ch$ 9,833 million, figure that shows an 18.8% increase in relation to net income obtained during the first half of the previous year (Ch$ 8,274 million).

Telefónica CTC Chile's operating income of Ch$ 44,967 million, is 26.0% lower than the Ch$60,749 million reached in the first half of 2003.

This effect is due to a 0.9% increase in operating income and a 5.7% growth in operating costs. In this respect we should emphasize among the main effects the 20.7% growth experienced by the cellular telephone customer portfolio during the first half of 2004, equivalent to 468,823 customers, the cost of attracting which is reflected in income for the first half of 2004.

In addition, it should be noted that operating income includes (at a provision level) the effect of the rate decree that will com into effect from May 6, 2004 until May 6, 2009, notwithstanding that it is in the process of being informed to the Contraloría General de la República.

Non-operating income during the first half of 2004, shows a deficit of Ch$ 20,043 million, which is 43.8% less than the deficit during the same period of the previous year, of Ch$35,646 million, derived mainly from a drop in financial expenses associated to a lower level of debt and better financing conditions together with a decrease in goodwill amortization expenses, the positive effect of price-level restatement and an increase in other non-operating income. This was partly compensated by lower financial income and an increase in the level of other non-operating expenses.

In respect to operating business figures, as of June 30, 2004, Telefónica CTC Chile's fixed telephone lines in service reached 2,397,404, presenting a decrease of 6.6% in relation to June 30, 2003. ADSL customers in service increased to 164,513 with a growth of 95.4% in relation to the previous year. Cellular telephone customers increased to 2,738,580 with a growth of 40.8% in comparison to 2003. Long distance business traffic increased by 4.7% in domestic long distance (DLD) and 6.3% in outgoing international long distance (ILD), reaching 337 million minutes and 34 million minutes, respectively. The ATM link services to corporate customers increased by 2.2%, and dedicated IP links grew by 44.2%.

As of June 30, 2004, the Company's staff reached 4,680 which represents a decrease of 0.9% in comparison to June 2003.

Decrease in Financial Debt

Telefónica CTC Chile has continued to improve its debt level through amortization of loans, renegotiation of current credit rates and terms and also through the global drop in interest rates. As of June 30, 2004, the indebtedness ratio, measured as the relation between current liabilities and shareholders' equity recorded a level of 0.92, figure that compares favorably with the ratio of 0.99 recorded in the same period the previous year. As of June 30, 2004, the financial debt reached Ch$907,932 million, reflecting a decrease of 8.2% in relation to the nominal financial debt of Ch$ 989,125 million recorded as of June 30, 2003. The decrease in indebtedness levels together with the improved financing conditions and the drop in the value of the dollar translated in turn into downturn of 34.3% in financial expenses in 2004.

Organizational Restructuring

In the framework of the business restructuring that the Company has been undertaking, during the second quarter of 2004, Telefónica modified its executive structure in accordance with the changes experienced in the market and the telecommunications business in Chile.

Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

Sale of Participation in Publiguías

On April 26, 2004, Telefónica CTC Chile sold to Telefónica Publicidad e Información S.A. all its participation (equivalent to 9% of capital stock) in Sociedad Impresora y Comercial Publiguías S.A. The price of the transaction was US$ 14.8 million, equivalent to Ch$9,013 million, with positive income after taxes of Ch$ 4,940 million.

Shareholders of Telefónica CTC Chile Approve Sale of Telefónica Móvil

The Extraordinary Shareholders' Meeting held on July 15, 2004, approved the sale of Telefónica Móvil de Chile to Telefónica Móviles (TEM), with 69.1% approval of the shares issued and paid. The level of approval of the shares present at the Meeting was 73.8%.

The shareholders approved selling the subsidiary for a total of US$ 1,250 million, which is composed of US$ 1,007 million for the value of the shares, with the purchaser paying for the tax derived from the operation up to a maximum of US$ 51 million; and payment of the debt that Telefónica Móvil de Chile has with Head Office, which as of March 31, 2004 amounted to approximately US$ 243 million. The selling price will be adjusted by the increase in that debt, from the date of the letter of offer to the closing date. The transaction will materialize once the purchaser accepts what was approved by the Meeting. This transaction's effect on income under the terms approved at the Meeting, would generate net income of approximately US$ 470 million.

In addition to this matter, the Meeting approved distribution of a dividend of US$ 0.626856 per share, with a charge to retained earnings. On another hand, at meeting held on June 14, 2004, the Board approved payment of an interim dividend of US$ 0.208952 per share, with a charge to net income for 2004. Both dividends total approximately US$ 800 million and will be paid in their equivalent in Chilean pesos as of August 31, 2004.

In third place, the Meeting approved the modification of the Investment and Financing Policy, eliminating all reference to the assets of Telefonica Móvil de Chile.

Payment of the dividend and modification of the Investment and Financing Policy are subject to the signing of the respective contract and cash payment of the price.

Tariff Setting Process for Telefónica CTC (Local Telephony)

On March 5, 2004, the Ministries of Transport and Telecommunications and Economy; Development and Reconstruction submitted the Report on Objections and Counterproposals to the Tariff Study presented by Telefónica CTC Chile on November 6, 2003. Telefónica CTC Chile requested the formation of an Experts Commission, which was officially constituted on March 12. The Experts Commission issued its report on April 2, making a pronouncement on the inquiries made by Telefónica CTC Chile.

On April 4, 2004, Telefónica CTC Chile presented to the Ministries the Report on Modifications and Insistence on the Tariff Study, incorporating the recommendation of the Experts Commission and insisting on those matters that were not the object of inquiries.

On May 4, 2004, the Ministries of Transport and Telecommunications and Economy; Development and Reconstruction dictated Tariff Decree No. 169 which they submitted for recording by the Contraloría General de la República together with the supporting report.

On June 2, Telefónica CTC Chile S.A. made two presentations to the Contraloría General de la República within the process of recording Tariff Decree No. 169. The first presentation denounces manifest mathematical errors in Decree 169, requesting that the controlling organization order these to be corrected. The second presentation includes the legal objections relating to conceptual aspects that have an impact on the definition and scope of the services included in the decree. In both presentations the Company expressly reserves the right to take jurisdictional actions.

Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

Entel, Chilesat and Telmex filed a complaint with the Contraloría General de la República against tariff Decree No. 169, objecting to scaling of access charges and the criteria for cost assignation of the different tariff.

To date, the Contraloría General de la República has not made a pronouncement on Tariff Decree No. 169 and the complaints formulated by Telefónica CTC Chile S.A. and by the telecommunications companies indicated above.

Tariff Flexibility

The Official Gazette of February 26, 2004, published Decree No. 742, of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which establishes the regulations that govern, without restrictions as to levels or structure, the conditions under which various plans and joint offers can be offered by the dominant operators of the local telephone public service.

The tariff flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, adhering to the general framework for the application of the flexibility that must be defined by the authority, without requiring authorization for each plan. Telefónica CTC Chile requested that the authority dictate the corresponding regulation in this respect.

Telefónica CTC Chile S.A. began commercializing different local telephone service plans, in order for the interested public to be able to opt for an alternative that is different to the rates defined by the regulator.

Tariff Setting Process for Mobile Telephone Interconnection

On January 20, 2004, the Ministries of Transport and Telecommunications and Economy, Development and Reconstruction, by means of a decree set the levels, structure and mechanisms for indexation of services subject to tariff setting. That decree was submitted (with the supporting report) for recording by the Contraloría General de la República.

On April 12, 2004, the Contraloría General de la República recorded the decrees that set the rate for access charges for mobile telephony companies. The tariff decrees were published in the Official Gazette on April 14, 2004.

Inquiry on Purchase of Bellsouth.

Telefónica Móvil S.A., subsidiary of Telefónica S.A. presented to the Court of Free Competition an inquiry regarding the contract denominated "Stock Purchase Agreement" dated March 5, 2004, signed with Bellsouth Corporation, by which it acquires all the telephony assets of the latter in Central and South America, among which is its indirect full ownership of Bellsouth Chile S.A., current mobile telephony operator in the Chilean market.

Several companies in the area, among them, Telmex, ENTEL, Chilesat and Smartcom filed complaints before the Court of Free Competition against Telefónica Móviles S.A., Compañía de Telecomunicaciones de Chile S.A., Telefónica Móvil de Chile S.A. and Bellsouth Comunicaciones S.A. to prevent the merger of the last two companies. The Company and its subsidiary have not been notified of these complaints.

In a timely manner, both the Company and its subsidiary will present to the Court of Free Competition the answers to the mentioned complaints.

Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

2.    VOLUME STATISTICS, PROPERTY, PLANT & EQUIPMENT AND STATEMENTS OF INCOME

TABLE No. 1
VOLUME STATISTICS

DESCRIPTION	JUNE 2003	JUNE 2004	VARIATION
			Q	%
Lines in Service at (end of period)	2,566,384	2,397,404	(168,980)	-6.6%
Total Average Lines in Service	2,625,176	2,410,217	(214,959)	-8.2%
Local calls (millions) (1)	2,376	2,253	(123)	-5.2%
Inter-primary DLD Minute(2) (thousands)	1,309,939	1,096,419	(213,520)	-16.3%
Total ILD Minutes(3) (thousands)	798,771	574,235	(224,536)	-28.1%
ILD Minute Outgoing (incl. Internet)	621,916	371,371	(250,545)	-40.3%
ILD Minutes Incoming	176,854	202,865	26,011	14.7%
Line Connections	124,423	164,125	39,702	31.9%
Mobile Telephone Customers	1,944,393	2,738,580	794,187	40.8%
ADSL Connections in Service	84,202	164,513	80,311	95.4%
Permanent Personnel Telefónica CTC Chile (4)	2,604	2,966	362	13.9%
Permanent Personnel Subsidiaries (4)	2,118	1,714	(404)	-19.1%
Total Corporate Personnel (4)	4,722	4,680	(42)	-0.9%

1.	Does not include calls from public phones owned by the Company.

2.	DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

3.	ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

4.	No includes staff with contracts determined term.

TABLE No. 2
CONSOLIDATED NET PROPERTY, PLANT AND EQUIPMENT
(Figures in millions of pesos as of June 30, 2004)

DESCRIPTION	JUNE 2003	JUNE 2004	VARIATION
			MCh$	%
Land, Infrastructure, Machinery and Equipment	3,925,379	3,987,713	62,334	1.6%
Projects and Works in Progress	115,147	93,068	(22,079)	-19.2%
Accumulated Depreciation	(2,127,319)	(2,324,270)	(196,951)	9.3%
NET PROPERTY, PLANT & EQUIPMENT	1,913,207	1,756,511	(156,696)	-8.2%

Management's Discussion and Analysis of the Consolidated Financial Statements

TABLE N° 3
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED AS OF JUNE 30, 2004 AND 2003
(Figures in millions of pesos as of 06.30.04)

DESCRIPTION	Jan - Jun	Jan - Dec	Jan - Jun	VARIATION (2004/2003)
	2003	2003	2004	MCh$	%
Local Telephone Service	187,958	377,537	175,547	(12,413)	-6.6%
Basic Telephone Service	154,994	303,826	136,076	(18,918)	-12.2%
Fixed Charges	79,110	153,359	73,215	(5,896)	-7.5%
Variable Income	72,867	144,800	60,840	(12,027)	-16.5%
Connections and Other Installations	3,017	5,667	2,021	(996)	-33.0%

Access Charges and Interconnections (1)	11,192	25,835	13,229	2,036	18.2%
National Long Distance	4,523	8,837	4,212	(311)	-6.9%
International Long Distance	1,459	2,706	1,163	(296)	-20.3%
Other Charges and Interconnection Services	5,210	14,292	7,854	2,644	50.7%

Advertisements in Telephone Directories	1,331	5,423	1,490	159	12.0%

Other Local Telephone Services	20,441	42,453	24,752	4,310	21.1%
Value Added Service	9,339	18,275	8,584	(755)	-8.1%
Commercialization of Equipment	4,570	8,876	5,043	473	10.3%
Other Services	6,532	15,302	11,125	4,593	70.3%

Long Distance	33,822	62,148	29,984	(3,838)	-11.3%
National Long Distance	14,650	26,419	12,773	(1,877)	-12.8%
International Service	13,480	24,773	12,205	(1,275)	-9.5%
Media and circuit rentals	5,692	10,957	5,006	(686)	-12.1%

Mobile Communications	112,862	239,521	130,061	17,199	15.2%
Mobile Communications	68,235	150,622	92,025	23,790	34.9%
CPP Interconnection (2)	44,627	88,899	38,036	(6,591)	-14.8%

Corporate Communications	37,969	79,363	38,972	1,003	2.6%
Equipment Sales and Rental, Network Sales	15,415	36,327	15,895	480	3.1%
Private Services	22,554	43,036	23,077	523	2.3%

Other Businesses	28,672	60,723	30,373	1,700	5.9%
Public Telephones	5,482	11,170	5,495	12	0.2%
ITI Maintenance and Equipment Sales	14,963	31,184	15,862	899	6.0%
Other Income (3)	8,227	18,369	9,016	789	9.6%

TOTAL OPERATING INCOME	401,283	819,292	404,937	3,655	0.9%
OPERATING COSTS	(258,860)	(558,705)	(271,107)	(12,247)	4.7%
Payroll	(27,195)	(57,294)	(28,192)	(997)	3.7%
Depreciation	(131,941)	(265,796)	(127,975)	3,966	-3.0%
Other Operating Costs	(99,724)	(235,615)	(114,940)	(15,216)	15.3%
ADMINISTRATION AND SELLING COSTS	(81,674)	(144,306)	(88,863)	(7,189)	8.8%

TOTAL OPERATING COSTS	(340,534)	(703,011)	(359,970)	(19,436)	5.7%

OPERATING INCOME	60,749	116,281	44,967	(15,782)	-26.0%
Financial Income	4,619	7,134	3,603	(1,016)	-22.0%
Other Non-operating Income	6,803	12,433	7,795	992	14.6%
Income from Investment in Related Companies (4)	212	685	85	(127)	-60.0%
Financial Expenses	(34,844)	(61,735)	(22,905)	11,939	-34.3%
Amortization of Goodwill	(7,590)	(23,269)	(5,727)	1,863	-24.5%
Other Non-operating Expenses	(4,528)	(12,571)	(5,727)	(1,199)	26.5%
Price-level Restatement	(318)	640	2,834	3,152	C.S.

NON-OPERATING INCOME	(35,646)	(76,683)	(20,042)	15,604	-43.8%

INCOME BEFORE INCOME TAX	25,103	39,598	24,925	(178)	-0.7%
Taxes	(16,817)	(29,241)	(15,164)	1,653	-9.8%
Minority Interest	(12)	(142)	72	84	C.S.

NET INCOME (5)	8,274	10,215	9,833	1,559	18.8%

(1)	Due to accounting consolidation does not include access charges of 188 Mundo Telefónica and Globus.

(2)	Corresponds to income recorded in Telefónica Móvil.

(3)	Includes revenues from Sonda, until August 2003, Telemergencia, Tgestiona and Telefónica Internet Empresas

(4)	For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).

(5)	For comparative purposes certain reclassifications have been made for 2002 statements of income.

Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

3.    ANALYSIS OF INCOME FOR THE PERIOD

3.1    OPERATING INCOME

As of June 30, 2004, operating income reached Ch$ 44,967 million which represents a 26.0% decrease in respect to the first semester of the previous year.

Operating income incorporates the effects of the growth of the cellular telephone customer portfolio, as shown in the following table:

	Consolidated			Mobile			Consolidated without Cellular
	2003	2004	Variation	2003	2004	Variation	2003	2004	Variation

Income	401,283	404,937	0.9%	107,613	124,313	15.5%	293,670	280,624	-4.4%
Costs	(208,593)	(231,995)	11.2%	(69,851)	(95,597)	36.9%	(138,742)	(136,398)	-1.7%
EBITDA	192,690	172,942	-10.2%	37,762	28,716	-24.0%	154,928	144,226	-6.9%
% EBITDA	48.0%	42.7%		35.1%	23.1%		52.8%	51.4%
Depreciation	(131,941)	(127,975)	-3.0%	(30,172)	(32,796)	8.7%	(101,769)	(95,179)	-6.5%
Operating Income	60,749	44,967	-26.0%	7,590	(4,080)	C.S.	53,159	49,047	-7.7%

Operating Income

Operating income for the period amounted to Ch$404,937 million, an increase of 0.9% in relation to 2003.

This variance originated mainly in the 15.2% growth in income from mobile services, the 21.1% increase in other local telephone services, an 18.2% increase in access and interconnection charges and 2.6% higher income from corporate communications. This was partly offset by an 11.8% decrease in local fixed and variable income revenues and an 11.3% drop in income from long distance services.

Revenues from Local Telephone Services:    Revenues from Basic Telephone Service decreased by 12.2% in respect to the previous year. The variation experienced by this revenue is mainly derived from the 7.5% decrease in the level of fixed charge, corresponding to the fixed monthly charge for network connections. That drop is explained by the decrease in lines in service, partly offset by the provision for the effect of the application of the new rate decree. Variable income decreased by 16.5% in respect to the previous year, due to a reduction of 8.2% in the number of average lines in service, to the drop in traffic per line and the provision for the effect of the application of the new rate decree.

Consolidated revenues from access charges and interconnections increased by 18.2%, due to a 50.7% increase in income from other charges and interconnection charges, offset by the 6.9% and 20.3% decrease in domestic and international long distance access charges, as a consequence of the 16.3% and 28.1% drop in interconnection charges, respectively. The net increase for this concept is partly due to recognition of higher income from the provision for the effect of the application of the new rate decree.

Other Local Telephone Services increased by 21.1% due to higher income equivalent to 10.3% for commercialization of equipment and a 70.3% increase in other services, especially due to the contribution of the increase in ADSL broad band services, which has translated into revenues that are 163.1% higher than in 2003. This was partly offset by an 8.1% decrease in value added services.

Long Distance:    Revenues from these services decreased by 11.3% in comparison to 2003, due to a decrease of 12.8% and 9.5% in revenues from DLD and ILD, respectively, situation that was influenced by a decrease in average outgoing long distance prices, in spite of a 4.7% growth in

Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

ILD and a 6.3% growth in outgoing ILD. Media and circuit rentals show decreased revenues equivalent to 12.1% in relation to the first quarter of 2003.

Mobile Communications:    Total revenues from this business increased by 15.2% in relation to 2003, mainly due to the 32.1% growth experienced in the average mobile customer base, partially offset by the drop in average revenue per subscriber, due to the application of the rate decree. It should be noted that these revenues include regulated calling party pays revenues for incoming traffic to mobile telephones.

Corporate Communications:    This business revenue shows a 2.6% increase in respect to the previous year, due to a 3.1% growth in commercialization of networks and advanced telephony, notwithstanding the transfer of the Internet connections business management to Telefónica Internet Empresas, whose income is included in Other Businesses and a 2.3% increase in data and circuits.

Other Businesses:    This revenue showed a 5.9% increase mainly due to a 6.0% increase in maintenance of inside telephone installations and a 9.6% increase in other businesses mainly explained by the increase in "telemergencia" service, Internet connection services and "Telepeajes".

Operating Costs

Operating costs of Ch$ 359,970 million for the period increased by 5.7% compared to 2003.

This effect is explained by a 4.7% increase in operating costs due to a 3.7% increase in salaries, whereas depreciation shows a 3.0% decrease, mainly derived from the drop in the level of investments made by the corporation. Other operating costs increased by 15.3% mainly due to an increase in the mobile telephony business associated to its growth, which has fundamentally translated into an increase in its cost of equipment sold.

Administration and selling costs increased by 8.8% in relation to the first quarter of the previous year, mainly due to the increase in the costs of the mobile telephony business associated to the growth in its activity.

3.2    NON-OPERATING INCOME

Non-operating income obtained in the first half of 2004 shows a deficit of Ch$20,042 million, figure that is lower than the same period in 2003 of Ch$ 35,646 million. The change in non-operating income is broken down as follows:

Financial income shows a drop of 22.0%, mainly due to lower national and international interest rates and less available funds, destined to decrease the Corporation's financial debt.

Other non-operating income shows an increase of 14.6% derived mainly from net income on the sale of its participation in Publiguías recorded in 2004, whereas in 2003 the level of this income was less mainly due to the higher market value of Terra Networks shares and fines and indemnities from suppliers.

Financial expenses decreased by 34.3% in 2004, mainly associated to lower interest bearing debt, renegotiation of rates of current loans, the drop in market interest rates and the effect of the drop in the exchange rate.

Other non-operating income increased by 26.5%, due mainly to restructuring costs recorded in 2004, which were greater than the main costs recorded in 2003 for staff severance indemnities and expenses associated to lawsuits and provisions.

Price-level restatement recorded net income of Ch$ 2,834 million, whereas during the same period the previous year it recorded a loss of Ch$ 318 million, partly due to the influence of the positive

Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

CPI recorded in the first half of 2004. It should be noted, that a 100% hedge has been maintained for exchange rate fluctuation and 81% hedge for interest rate. The Company's exchange rate (peso-dollar) hedge policy in great measure was able to neutralize the effects of the exchange rate variation in 2003 and 2004.

3.3    NET RESULT FOR THE YEAR

The net result showed net income of Ch$ 9,833 million, in comparison with net income of Ch$8,274 million in 2003. The result obtained in the period derives from the 26.0% decrease in operating income, offset by a 43.8% decrease in non-operating deficit, whereas income tax decreased by 9.8% in relation to the previous year.

4.    RESULTS BY BUSINESS AREA

Local Telephone Business:    Presented a net loss of Ch$ 3,168 million in the period, situation that represents a decrease of Ch$ 15,577 million in the loss with respect to the previous year.

Long Distance Business:    Presented net income of Ch$9,459 million, a 30.2% decrease in relation to the previous year. This variation is composed of a drop of 15.7% in operating income and non-operating income, situation which is partly offset by lower taxes.

Corporate Communications Business:    This business contributed net income of Ch$8,556 million, a 22.9 % increase in relation to 2003 which shows net income of Ch$6,957 million, since operating income is 15.4% higher than the previous year, whereas non-operating deficit decreased by 98.2%.

Mobile Business:    The mobile business shows a loss of Ch$7,978 million for the period, whereas in 2003 it showed net income of Ch$4,230 million. This effect is mainly due to a 16.5% increase in operating income, and the effect of the 28.5% increase in operating costs due to the strong growth it has maintained.

Other Businesses:    The businesses as a whole generated net income of Ch$2,964 million and net operating income of Ch $ 6,084 million in the period, whereas during the same period the previous year they recorded a net loss of Ch$889 million and operating income of Ch$2,279 million. These businesses mainly include Internet connection services, public telephone services, maintenance and installation of basic telephone equipment and the business of telemergencia and shared services.

The following table shows the contribution of each business area to the corporate results:

Management's Discussion and Analysis of the Consolidated Financial Statements

INCOME AND COSTS BY BUSINESS
AS OF JUNE 30, 2003 AND 2004
(Figures in millions of pesos as of 06.30.04)

	Local			Corporate Communications			Long Distance			Mobile Telephones			Others
	Jan-Jun	Jan-Dec	Jan-Jun	Jan-Jun	Jan-Dec	Jan-Jun	Jan-Jun	Jan-Dec	Jan-Jun	Jan-Jun	Jan-Dec	Jan-Jun	Jan-Jun	Jan-Dec	Jan-Jun
	2003	2003	2004	2003	2003	2004	2003	2003	2004	2003	2003	2004	2003	2003	2004

Operating Income	215,607	435,405	207,358	47,539	99,373	48,456	48,395	91,802	42,999	115,495	244,339	134,599	41,749	86,792	39,740
Income	187,958	377,537	175,547	37,969	79,363	38,972	33,822	62,148	29,984	112,862	239,521	130,061	28,672	60,723	30,373
Intercompany Transfers	27,649	57,866	31,811	9,569	20,009	9,484	14,573	29,652	13,015	2,633	4,817	4,537	13,077	26,069	9,366

Operating Expenses	(190,153)	(387,509)	(189,287)	(38,336)	(79,159)	(37,834)	(34,471)	(67,078)	(31,258)	(107,904)	(230,763)	(138,677)	(39,470)	(81,726)	(33,656)
Payroll	(24,473)	(51,184)	(29,154)	(3,868)	(8,171)	(4,321)	(2,705)	(5,699)	(1,213)	(7,081)	(14,502)	(8,458)	(5,332)	(11,037)	(2,885)
Depreciation	(84,333)	(169,034)	(77,738)	(5,968)	(12,201)	(5,883)	(5,507)	(11,034)	(5,715)	(30,465)	(64,530)	(35,885)	(5,961)	(12,075)	(5,842)
Goods and Services	(56,497)	(118,080)	(58,580)	(10,800)	(21,327)	(7,467)	(18,809)	(35,531)	(16,367)	(65,108)	(140,934)	(88,587)	(13,625)	(27,673)	(11,875)
Intercompany Transfers	(24,851)	(49,211)	(23,815)	(17,700)	(37,460)	(20,163)	(7,450)	(14,815)	(7,963)	(5,250)	(10,797)	(5,747)	(14,551)	(30,941)	(13,054)

Operating Income	25,453	47,895	18,071	9,203	20,213	10,622	13,924	24,723	11,740	7,591	13,576	(4,078)	2,279	5,066	6,084

Non-operating Income and Expenses
Financial Expenses	(34,445)	(60,887)	(22,415)	28	(18)	(23)	(0)	(16)	(0)	(470)	(876)	(461)	43	60	(5)
Other Income and Expenses	(1,013)	(1,454)	3,993	(511)	(604)	(64)	3,413	869	529	(164)	(1,631)	158	(2,526)	(12,128)	(1,755)
Intercompany Transfers	8,168	17,291	7,999	(536)	(500)	69	(822)	(2,029)	(286)	(4,000)	(8,554)	(4,937)	(508)	(1,398)	(318)

Non-operating Income	(27,289)	(45,051)	(10,425)	(1,019)	(1,122)	(18)	2,589	(1,176)	243	(4,636)	(11,061)	(5,240)	(2,991)	(13,466)	(2,078)
R.A.I.I.D.A.I.E (*)	116,941	232,767	107,801	14,124	31,310	16,510	22,020	34,597	17,699	33,891	67,922	27,029	5,207	5,207	9,854

Taxes and Others	(13,741)	(24,112)	(10,815)	(1,227)	(1,544)	(2,048)	(2,959)	(4,693)	(2,524)	1,274	2,064	1,339	(177)	(1,098)	(1,042)

Income After Taxes	(15,577)	(21,268)	(3,168)	6,957	17,547	8,556	13,553	18,854	9,459	4,230	4,579	(7,978)	(889)	(9,497)	2,964

(*) R.A.I.I.D.A.I.E. : Income before taxes, interest, depreciation, amortization and extraordinary items.

Management's Discussion and Analysis of the Consolidated Financial Statements

GRAPH OF NET INCOME (LOSS) BY BUSINESS

AS OF JUNE 30, 2003 AND 2004
(Figures in millions of pesos as of 06.30.04)

5.    STATEMENT OF CASH FLOWS

TABLE No. 4
CONSOLIDATED CASH FLOWS
(Figures in millions of pesos as of June 30, 2004)

DESCRIPTION	JAN-JUN 2003	JAN-JUN 2004	VARIATION
			MCh$	%
Cash flows from operating activities	157,699	84,109	(73,590)	-46.7%
Cash flows from financing activities	(117,677)	23,702	141,379	C.S.
Cash flows from investment activities	(39,785)	(48,389)	(8,604)	21.6%
Effect of inflation on cash and cash equivalents	(535)	(640)	(105)	19.6%
Net change in cash and cash equivalents for the period	(298)	58,782	59,080	C.S.

The positive variation of Ch$ 58,782 million in cash flows for 2004 compared to the negative variation of Ch$ 298 million in 2003, is derived from the generation of greater cash flows from financing activities, from the placement of commercial papers and minor amortizations and prepayments destined to decreasing financial liabilities, partly offset by lower cash flows from operating activities and lower cash flows from investment activities in the first half of 2004.

Management's Discussion and Analysis of the Consolidated Financial Statements

6.    FINANCIAL INDICATORS

TABLE No. 5
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN - JUN 2003	JAN - DEC 2003	JAN - JUN 2004
LIQUIDITY RATIO
Current Ratio (Current Assets / Current Liabilities)	1.28	0.86	1.13
Acid Ratio (Most liquid assets / Current Liabilities)	0.17	0.14	0.27
DEBT RATIOS
Debt Ratio (Total Liabilities / Shareholders' Equity)	0.99	0.93	0.92
Long-term Debt Ratio (Long-term Liabilities / Total Liabilities)	0.75	0.59	0.62
Financial Expenses Coverage (Income Before Taxes and Interest / Interest Expenses)	1.59	1.53	1.93
RETURN AND NET INCOME PER SHARE RATIO
Operating Margin (Operating Income / Operating Revenues)	15.1%	14.2%	11.1%
Operational Income Return (Operating Income / Net Property, Plant and Equipment(1))	3.1%	5.9%	2.4%
Net Income per Share (Net Income / Average number of paid shares each year)	$8.6	$10.7	$10.3
Return on Equity (Net income / Average shareholders' equity)	0.6%	0.8%	0.8%
Return Shareholders' on Assets (Net income / Average assets)	0.31%	0.39%	0.39%
Operating Assets Yield (Net income / Average operating assets(2))	0.43%	0.54%	0.55%
Return on Dividends (Paid dividends / Market Price per Share)	N.A	0.8%	1.1%
ACTIVITY INDICATORS
Total Assets	MCh$2,622,067	MCh$2,515,353	MCh$2,508,690
Sale of Assets	MCh$113,391	MCh$32,447	MCh$3,201
Investments in other companies and property, plant and equipment	MCh$70,395	MCh$145,156	MCh$47,019
Inventory Turnover (Cost of Sales / Average Inventory)	2.9	3.1	3.8
Days in Inventory (Average Inventory / Cost of sales times 360 days)	124	116	95

(1)	Figures at the beginning of the year, restated.

(2)	Property, plant and equipment are considered operating assets

(3)	Telefónica CTC Chile did not pay dividends during the first quarter of 2003 and 2004.

Management's Discussion and Analysis of the Consolidated Financial Statements

The common liquidity ratio shows a decrease due to a 19.9% increase in current assets, whereas current liabilities increased by 40.9% in respect to the previous year.

The debt ratio decreased due to lower levels of financial liabilities in relation to January – June 2003.

7.	EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY'S ASSETS

Due to market inaccuracies regarding the capital assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value of zero or close to zero, which have a market value, which compared to the book value is not significant in respect to the Company's assets taken as a whole.

In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

8.	REGULATORY ASPECTS

Fixed Telephony Tariff Decree

Decree No. 187 is in effect as of May 5, 1999. It establishes maximum tariffs for Telefónica CTC Chile for local telephone services and interconnection services for a period of 5 years, which expires on May 4, 2004.

The main services subject to regulation of tariffs are: Telephone Line Service (formerly fixed charge), Local Measured Service, Local Tranche, Access Charges, Communications Service from Public Telephones and Network Unbundling Services.

In relation to the procedure to be followed for setting tariffs for services subject to tariff regulation, on January 13 of this year, Telefónica CTC Chile S.A. requested that the Resolutive Commission decree freedom of tariffs in specific geographic areas, that they define telephone services which will be subject to tariff regulation in areas where the market conditions are not sufficient to guarantee a freedom of tariffs regime and that they determine that Telefónica CTC Chile S.A. has the right to offer alternative tariff plans without prior authorization.

Together with the tariff setting process of Telefónica CTC Chile, Subtel began the rate setting process for public services provided by Entelphone in Easter Island and the tariffs for interconnection services (access charges) provided by Entelphone, CMET, Telesat and Manquehue Net.

On April 30, Telefónica CTC presented to Subtel its Technical Economic Bases for the Tariff Setting Study for the services provided by Telefónica CTC Chile to other public telephone concessionaries, to intermediate services concessionaries, which provide long distance telephone services, and to suppliers of complementary services.

On May 20, 2003, the Resolutive Commission dictated Resolution No. 686 which defines the services subject to rate setting by the Ministries of Economy and Transport and Telecommunications, which are similar to those established for the 1999 – 2004 period. The mentioned Resolution No. 686 rejects the petition for freedom of rates for the specific primary zones requested by Telefónica CTC Chile, and in relation to the request for rate flexibility, informed favorably by the Regulator, the Resolutive Commission did not make a specific pronouncement in spite of the fact that most of its members were in favor of making a pronouncement, whereas the rest of the members considered that such matters did not correspond to that Commission. By request from Telefónica CTC Chile, the Resolutive Commission clarified Resolution No. 686, dictating to this effect Resolution No. 709, which disposed that

Management's Discussion and Analysis of the Consolidated Financial Statements

notwithstanding the rate setting by the administrative authority, the dominant companies could offer lower rates or different plans under the conditions defined by the respective authority.

On May 30, 2003, Subtel submitted to Telefónica CTC Chile the Preliminary Technical Economic Bases. Telefónica CTC Chile formulated 84 controversies to the Preliminary Technical Economic Bases of Subtel and requested the formation of an Experts Commission as established in the law and in the Regulations that govern the procedure, advertising and participation of the rate setting process.

The Experts Commission was officially formed on June 17, composed of experts designated by Telefónica CTC Chile and Subtel, and issued its report on July 17, 2003, making a unanimous pronouncement on all the controversies, with the exception of only one of these which was by majority.

On July 25, 2003, Subtel dictated Exempt Resolution No. 827 of 2003 which sets the Final Technical Economic Bases that will govern the rate study to set the levels, structure and indexation mechanisms of the services provided by Telefónica CTC Chile that are subject to rate setting.

Entelphone, CMET, Manquehue Net and Telesat did not formulate controversies to the Preliminary TEB. Consequent with the above, Subtel dictated the Final Technical Economic Bases for the respective companies.

On November 6, 2003 Telefónica CTC Chile, presented the Rate Study that sets the levels, structure and indexation mechanisms of the services subject to rate setting.

On March 5, 2004, the Ministries of Transport and Telecommunications and Economy, Development and Reconstruction submitted the Report on Objections and Counterproposals to the Rate Study. Telefónica CTC Chile requested the formation of the Experts Commission, which was officially formed on March 12. The Experts Commission issued its report on April 2, making a pronouncement on the inquiries made by Telefónica CTC Chile.

On April 4, 2004, Telefónica CTC Chile submitted to the Ministries the Report on Modifications and Insistence of the Rate Study, incorporating the recommendations of the Experts Commission and insisting on those matters that were not the object of inquiries.

On May 4, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction dictated Rate Decree No. 169 which they submitted together with the supporting report to the Contraloría General de la República for the recording process.

On June 2, Telefónica CTC Chile S.A. presented to the Contraloría General de la República two presentations within the recording process of Rate Decree No. 169. The first denounces manifest mathematical errors included in Decree 169, requesting that the controlling organization correct them. The second presentation formulates legal objections relating to conceptual aspects that have an impact on the definition and scope of the services included in the decree. In both presentations the Company expressly reserves the right to take jurisdictional actions.

Entel, Chilesat and Telmex filed a complaint with the Contraloría General de la República against Rate Decree No. 169, objecting to scaling of access charges and the criteria for cost assignation of the different rates.

To date, the Contraloría General de la República has not made a pronouncement on Rate Decree No. 169 and the complaints formulated by Telefónica CTC Chile S.A. and by the telecommunications companies indicated above.

Tariff Flexibility

By means of Resolution No. 709 of October 13, 2003, the Resolutive Commission decided to: "Accept the request on fs 476 of Compañía de Telecomunicaciones de Chile S.A., only in respect

Management's Discussion and Analysis of the Consolidated Financial Statements

to that it is necessary to clarify Resolution No. 686, of May 20, 2003, recorded on fs. 440, in the sense that the resolution implies that the market conditions are not present to authorize tariff freedom, therefore a maximum rate must be set. Lower tariffs or plans may be offered, but the conditions of these, which protect and provide due guarantees to the user from those in dominant positions in the market, must be regulated by the respective authority."

The rate flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, other than plan regulated by the authority, as per the conditions defined for these purposes by the respective authority.

The Official Gazette of February 26, 2004, published Decree No. 742, of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which establishes the regulations that govern, without restrictions as to levels or structure, the conditions under which various plans and joint offers can be offered by the dominant operators of the local telephone public service.

Telefónica CTC Chile S.A. began commercializing the different plans for local telephone public service, so that the interested public can opt for an alternative that is different to the rate structure defined by the regulator.

Mobile Telephone Tariff Decree

Decree No. 97 is in effect as of February 12, 1999. It establishes maximum rates for Telefónica Móvil for interconnection services, including Mobile Access Charges, for a period of five years, which expires on February 12, 2004.

Since the expiration of the five-year period of current regulated rates is nearing, on January 10, 2003, Telefónica Móvil presented its Technical Economic Basis Proposal to the Undersecretary of Telecommunications, beginning the process of setting the rates for the 2004-2009 period. In Exempt Resolution dated February 22, 2003, the Undersecretary of Telecommunications approved the Final Technical Economic Basis that will apply to the process of setting the Access Charges Tariffs of the mobile telephone public service concessionaire.

On July 25, 2003, Telefónica Móvil presented the Rate Study to set the tariffs for services subject to tariff setting.

On November 22, 2003, the Report on Objections and Counterproposals to tariffs proposed for Telefónica Móvil S.A. for services subject to tariff setting was informed. Telefónica Móvil S.A. requested the formation of an Experts Commission in this respect, which was formed on December 2, 2003, to make a pronouncement on the controversies stated by the concessionary Telefónica Móvil S.A. for services subject to tariff setting for the five-year period from 2004 – 2009. On December 20, the Experts Commission submitted the report to the parties.

On December 22, 2003, Telefónica Móvil S.A. presented the Report on Modifications and Insistence, incorporating the pertinent modifications on the one hand, and on the other, justifiably insisting on the values presented in the Tariff Study, enclosing the report of the Experts Commission.

On January 20. 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction, by means of a decree set the levels, structure and indexation mechanisms of the services subject to tariff setting. That decree was submitted for recording by the Contraloría General de la República, together with the supporting report.

On April 12, 2004, the Contraloría General de la República recorded the decrees that set the tariffs for access charges for mobile telephony companies. The tariff decrees were published in the Official Gazette of April 14, 2004.

Lawsuit Against the State of Chile

Upon extinguishing the administrative instances to correct the illegalities involved in the tariff setting, Telefónica CTC Chile S.A. filed a lawsuit for damages against the State of Chile.

Management's Discussion and Analysis of the Consolidated Financial Statements

The lawsuit for US$274 million, plus readjustments and interest, covers past and future damages until May 2004, resulting from having to charge lower tariffs than those that should legally have been set.

The Third Civil Court of Santiago accepted the complaint, and notified the State. Once the answer from the State had been received, as well as the answer and rejoinder with which the discussion period ends, the Court dictated the writ of evidence, setting the pertinent, substantial and disputed evidence, which initiated the presentation of evidence stage, in which witnesses for the plaintiff and for the State have testified.

Having concluded the evidence stage, the stage of expert testimony requested by the parties began. The Court designated the experts to inform regarding matters of a technical nature. On April 2 and June 17, 2004, the first expert reports relating to the delay of the access charges for fixed-mobile calls and the optimal locations for switching stations.

9.	ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

Authorization of the merger only if certain During 2003 the sector showed strong dynamism in the mobile telephony and Internet broadband markets, in contrast with the stagnation in the fixed network voice communication, long distance and narrow band Internet business. As of the second half of 2004 the tendencies are maintained but there are signs of recovery in the ILD market due to the increase in the economic activity.

In the competitive environment, during the second half of 2004, there were no relevant changes in the relative participation of the operators of the various businesses except for an increase in Telefónica CTC Chile's broadband market share.

Among the relevant competitive events, the highlight is that in mid April 2003, AT&T Latin America, owner of AT&T Chile, filed under Chapter 11 of the Bankruptcy Law of the United States to reorganize its operations. This concept derived in a private auction in October 2003 which was awarded to Telmex which assumed the operations in the first quarter of 2004. At the end of April 2004, Telmex announced the acquisition of Chilesat Corp (third long distance operator), which took place in June 2004. After the operation Telmex is owner of 99% of Chilesat.

Another relevant event that occurred at the end of 2003, is the control takeover of the management of United Global Com, full owner of VTR Chile, by Liberty Media, in turn owner of 50% of Metrópolis Intercom in partnership with the Claro Group. After this operation, announced on January 5, 2004, Liberty requested that the Central Preventions Commission (current Free Competition Court, TLC) analyze the possibility of merging VTR and Metrópolis Intercom. Both companies concentrate 98% of the cable TV market in Chile (88% of pay TV) and relevant competitors in the broadband market through providing of cable modem. Likewise, VTR is the second local telephony operator in the country. On June 9, 2004 the Fiscalía Nacional Económica issued its report to the Court of Free Competition recommending restrictions of a partnership, distribution of contents, prices and quality of service nature are met. The Fiscalía also recommends opening of the cable network broadband to other ISP. The TLC must make a pronouncement on the authorization of the merger without a defined term.

Local Telephone Service

This market contemplates providing local telephone services inside the primary areas, interconnection with other telecommunications companies and other unregulated local services. Incorporation to this market is regulated by concessions awarded by the Undersecretary of Telecommunications of the Ministry of Transport and Telecommunications (SUBTEL).

Currently twelve companies with thirteen brands participate in this market, including 4 rural operators. The penetration tariff as of May 2004 was in the order of 21.3 lines per 100 inhabitants. Telefónica CTC Chile has approximately 74.4% of fixed telephone lines as of May 2004.

Management's Discussion and Analysis of the Consolidated Financial Statements

Long Distance

This market contemplates communications services between primary areas (DLD) and international communications (ILD), also known as intermediate services.

On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for domestic and international long distance. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to a series of requirements.

In this market there are currently 15 companies operating with 18 carrier codes. Traffic in the DLD market, through fixed telephone lines recorded a drop in the second half of 2004 in respect to the second quarter of 2003 estimated at 8.1%. In the same period an increase of 3.8% of market ILD traffic is estimated. In the second half of 2004, Telefónica CTC Chile, through its subsidiaries Telefónica Mundo 188 and GLOBUS 120, reached an estimated market share of 44.2% in domestic long distance and 32.0% in outgoing international long distance.

Corporate Communications

This business area contemplates providing circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for companies with Internet service providers (ISPs). Likewise includes commercialization of advanced equipment (multiple lines and PABx, among others).

In this business Telefónica CTC Chile competes with 8 companies in the private services arena and in the hosting business with at least 10 companies, reaching a market share in income of approximately 47% for the first quarter of 2004, including sales of advanced equipment to companies.

Mobile Communications

Provides mobile communication services (cellular telephones, pagers, trunking and wireless data transmission). There are currently four mobile telephone operators, one smaller operator of mobile satellite communications and one operator that offers digital trunking which is authorized to interconnect to the public mobile network.

Telefónica CTC Chile, through its subsidiary Telefónica Móvil, has approximately 32.6% of an estimated 8.4 million total subscriber as of June 2004. Total market subscribers show an increase of 12.6% in comparison to December 2003.

On March 8, 2004 Telefónica Móviles S.A. announced the agreement for the purchase of the assets of Bellsouth Corporation in Latin America. This agreement includes the mobile operations of Bellsouth in Chile which as of June 2004 have 17% of subscriber market share, operating with a spectrum of 25 Mhz in the 800 Mhz band with TDMA and 10 Mhz on the 1900 Mhz band with CDMA.

On May 18, 2004 the Board of Telefónica CTC Chile unanimously accepted a binding offer, subject to approval of the Shareholders' Meeting, made by Telefónica Móviles S.A. for the acquisition of 100% of the mobile subsidiary of Telefónica CTC Chile S.A.

The acquisition of these companies, by Telefonica Móviles, would allow it to obtain synergies in areas such as management, product and services offering and development of advanced technologies, aspects conditioned to the integration of its operation.

Pay TV

The pay television market is composed of two main competitors (Metrópolis and VTR) who altogether have approximately 88% of the pay TV market (jointly some 715,000 subscribers), two

Management's Discussion and Analysis of the Consolidated Financial Statements

satellite TV operators (8% of the market) and approximately 20 cable TV operators in specific areas, which altogether do not exceed 4% of the market.

Internet Access

In this market there are currently approximately 35 ISPs operating effectively, with three of these concentrating 83% of traffic. IP traffic (switchboard) for the first quarter of 2004 in the network of Telefónica CTC Chile, reached the order of 2,506 million minutes, a 19.3% drop in respect to the first half of 2003, mainly due to the migration of users to broadband.

Telefónica CTC Chile focuses on Internet access for companies through its ISP TIE, segments in which it holds a market share of close to 37%, and has commercial agreements with ISP Terra.

Telefónica CTC Chile continues with an intensive deployment of Internet access through ADSL broadband, directly to the customer and through a wholesale model in the ISP industry. At the end of June 2004 Telefonica CTC Chile's broadband connections in service reached 164,513 a growth of 95.4% compared to June 2003, achieving an estimated broadband market share of 43% as of March 2004, considering speeds equal to or exceeding 128 kbps.

Other Businesses

Comprises the Public Telephone market, in which Telefónica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies of which CTC Equipos, as of June 2004 has approximately 24% market share considering its own 10,451 public telephones. Additionally, Telefónica CTC Chile has another 19,617 community telephones installed.

On November 20, 2001 a new subsidiary was formed to commercialize and install alarm systems and video cameras for residential and corporate customers, providing monitoring and surveillance services and any other service relating to the above. As of June 2004 it is estimated that Telefónica CTC Chile has a market share of 30% in this service.

10.	ANALYSIS OF MARKET RISK

Financial Risk Coverage

With the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and euros and in certain cases, at a floating interest rate. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of the dollar and euro fluctuations on its results. The percentage of interest bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are dollar/UF and dollar/peso exchange insurance.

As of June 30, 2004, the interest bearing debt in original currency expressed in dollars was US$ 1,432.9 million, including US$ 969 million in financial liabilities in dollars, US$ 224.9 million in debt expressed in "unidades de fomento", US$ 155.1 million of debt in euros and US$ 83.9 million of debt in pesos. In this manner US$ 1,124.1 million corresponded to debt exposed to foreign currencies, and therefore directly or indirectly exposed to variations of the dollar.

Simultaneously, the Company had dollar/UF, dollar/peso exchange insurance and assets in dollars that resulted, as of June 30, 2004, in close to zero exposure to foreign exchange.

Management's Discussion and Analysis of the Consolidated Financial Statements

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of March 31, 2004, the Company had debts at variable interest rates, Libor, Euro Libor and TAB mainly for syndicated loans.

To protect the Company from increases in the variable (floating) interest rates, derivative financial instruments have been used, particularly Forward Rate Agreements (which protect the Libor rate), to limit the future fluctuations of interest rates. As of June 30, 2004 this has allowed the Company to end with an exposure of 38% of the total interest bearing debt in original currency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
By: /s/ Julio Covarrubias F.
Name: Julio Covarrubias F.
Title: Chief Financial Officer